Explanatory Note Regarding the Restatement of Previously Issued Annual Information Form

Osisko Development Corp. has restated its annual information form for 2021 to, as applicable, withdraw, or properly qualify certain technical information included in the original filing.  The information herein continues to be as of April 20, 2022, with the exception of amendments to technical disclosure which have been made current to May 19, 2022.

OSISKO DEVELOPMENT CORP.

RESTATED ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2021

DATED AS OF MAY 19, 2022

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

"affiliate" means, with respect to any person, any other person that controls or is controlled by or is under common control with the referent person.

"Agreement in Principle" has the meaning ascribed to such term under "Description of Business - General - Description of Equity Investments".

"AIF" means this annual information form.

"Amalco" means the corporation that was formed upon the amalgamation of Barolo Subco and Osisko Subco.

"Amalgamation" means the amalgamation of Barolo Subco and Osisko Subco pursuant to the terms of the Amalgamation Agreement.

"Amalgamation Agreement" means the amalgamation agreement dated October 23, 2020 among Barolo, Barolo Subco and Osisko Subco.

"associate" has the meaning ascribed to such term in the Securities Act (Québec).

"Authorization" means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by‐law, rule or regulation, whether or not having the force of law.

"Barolo Subco" means 1269598 B.C. Ltd.

"Barkerville" means Barkerville Gold Mines Ltd.

"BBA" means BBA Inc.

"BCBCA" means the Business Corporations Act (British Columbia).

"Board" means the board of directors of Osisko Development, as the same is constituted from time to time.

"Bonanza Ledge II Project" means the mineral property located within the Cariboo Project (in the Cariboo Gold District of British Columbia).

"Brokered Offered Securities" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Brokered Offering" has the meaning ascribed under the heading "General Development Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Brokered and Non-Brokered Private Placement".

"Brokered Release Condition" has the meaning ascribed under the heading "General Development Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Brokered Subscription Receipts" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Brokered Units" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Canadian Securities Laws" means applicable Canadian provincial and territorial Securities Laws.

"Cariboo Project" means the mineral property located in the historical Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extending for approximately 77 km from northwest to southeast.

"Cariboo Technical Report" means the technical report titled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Project, British Columbia, Canada" dated October 5, 2020, with an effective date of October 5, 2020.

"CBCA" means the Canada Business Corporations Act.

"Chief Merger" has the meaning ascribed to such term under "Description of Business - General - Tintic Project".

"CIM Definition Standards" means CIM Definition Standards for mineral resources and mineral reserves.

"Common Share" means a common share in the share capital of the Corporation.

"Contributed Osisko Assets" means, collectively, the Contributed Osisko Properties and the Contributed Osisko Marketable Securities transferred by Osisko Gold Royalties to the Corporation in connection with the Reverse Takeover Transaction.

"Contributed Osisko Marketable Securities" means a portfolio of publicly-listed equity positions that was held by Osisko Gold Royalties which were transferred by Osisko Gold Royalties to the Corporation in connection with the Reverse Takeover Transaction.

"Contributed Osisko Properties" means the interest of Osisko Gold Royalties prior to the Reverse Takeover Transaction in (a) the Cariboo Project, (b) the San Antonio Gold Project, (c) the Bonanza Ledge II Project, (d) the Coulon Project, (e) the Guerrero Properties, and (f) the James Bay Properties.

"Consolidation" means the consolidation of the common shares of the Corporation on the basis of one (1) post-consolidated common share for every three (3) pre-consolidated common shares which took effect on May 4, 2022.

"Coulon Project" means the Coulon zinc project, a mineral exploration property located in northern Québec.

"Cow-Island-Barkerville Mountain Corridor" means the corridor comprised of Cow Mountain, Island Mountain, and Barkerville Mountain, the Cariboo Project's three key mineral deposits.

"Datamine" means Datamine Studio RM 1.5.62.0.

"DSUs" means the Deferred Share Units granted under the DSU Plan.

"DSU Plan" means the Deferred Share Unit Plan of the Corporation.

"ESP Plan" means the Employee Share Purchase Plan of the Corporation.

"Falco" means Falco Resources Ltd.

"Forward-Looking Information" has the meaning ascribed to such term in Canadian Securities Laws.

"Governmental Entity" means: (a) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

"Guerrero Properties" means the mineral exploration properties consisting of approximately 900,000 hectares located in the Guerrero Gold Belt in Guerrero, Mexico.

"IFRS" means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

"InnovExplo" means InnovExplo Inc.

"James Bay Properties" means a group of 26 mineral exploration properties located in the James Bay area of Québec (excluding the Coulon Project).

"Mosquito Creek Gold" means Mosquito Creek Gold Mining Company Ltd.

"MRE" means Mineral Resource Estimate.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations (Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

"Non-Brokered Offering" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Non-Brokered Release Conditions" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Non-Brokered Subscription Receipts" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"Non-Brokered Units" has the meaning ascribed under the heading "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End - Brokered and Non-Brokered Private Placement".

"ODV Transaction" has the meaning ascribed under the heading "General Development of Business - Launch of Osisko Development Corp.".

"Option Plan" means to stock option plan of the Corporation.

"Options" means the outstanding options to purchase Common Shares granted under the Option Plan.

"Osisko Contribution Agreement" means the agreement dated November 23, 2020 between Osisko Gold Royalties and Osisko Subco pursuant to which the Contributed Osisko Assets were transferred by Osisko Gold Royalties to Osisko Subco.

"Osisko Development" or the "Corporation" means Osisko Development Corp./ Osisko Development Corp.

"Osisko Development Investor Rights Agreement" means the investors rights agreement dated November 27, 2020 between Osisko Development and Osisko Gold Royalties.

"Osisko Gold Royalties" means Osisko Gold Royalties Ltd.

"Osisko Mining" means Osisko Mining Inc.

"Osisko Retained Royalty Interests" means the interests in the Contributed Osisko Properties that Osisko Gold Royalties or its affiliates retained upon the completion of the Reverse Takeover Transaction, including (a) a 5% NSR royalty on the Cariboo Project and Bonanza Ledge II Project; (b) a 15% gold and silver stream in the San Antonio Gold Project; and (c) a 3% NSR royalty on the Coulon Project, the James Bay Properties and the Guerrero Properties.

"Osisko Subco" means Osisko Development Holdings Inc.

"Person" means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

"Promoter" has the meaning ascribed thereto in the Securities Act (Ontario).

"qualified person" has the meaning ascribed to such term in 43-101.

"Reverse Takeover Transaction" has the meaning ascribed to such term under "General Development of Business - Three Year History - Fiscal Year Ended December 31, 2020".

"RSUs" means the Restricted Share Units granted under the RSU Plan.

"RSU Plan" means the Restricted Share Unit Plan of the Corporation.

"San Antonio Gold Project" means the mineral property located in Sonora, Mexico.

"Securities Laws" means Canadian Securities Laws and U.S. Securities Laws and all other applicable Securities Laws and applicable stock exchange rules and listing standards of the stock exchanges.

"SEDAR" means the System for Electronic Document Analysis and Retrieval.

"Shareholders" means the holders of Common Shares.

"SR Offering" has the meaning ascribed to such term under "General Development of Business - Fiscal Year ended December 31, 2020 - Launch of Osisko Development Corp.".

"Stream" has the meaning ascribed to such term under "Description of Business - General - Description of Contributed Osisko Properties".

"Tail Stream" has the meaning ascribed to such term under "Description of Business - General - Tintic Project".

"Threshold Stream" has the meaning ascribed to such term under "Description of Business - General - Tintin Project".

"Tintic" means Tintic Consolidated Metals LLC.

"Tintic Agreements" has the meaning ascribed to such term under "General Development of Business - Three Year History - Events Subsequent to December 31, 2021 Fiscal Year End".

"TSX-V" means the TSX Venture Exchange.

"Warrants" means Common Share purchase warrants of the Corporation.

"Warrant Agent" means TSX Trust Company.

"1999 Estimate" means the block model calculation resulting from the infill drilling completed in 1997-1999 by S. Dyke (P. Geo) of Geological Systems Ltd.

"2015 Estimate" means the MRE for Cow Mountain by Dzick, 2015.

"2017 MRE" means the 2017 mineral resource estimate prepared by InnovExplo for the Barkerville Mountain deposit.

"2018 MRE" means the maiden resource estimate for the Cow Mountain and Island Mountain deposits prepared by InnovExplo.

"2019 Program" means Barkerville's 2019 diamond drilling program which ran from January to December 2019.

"2020 MRE" means the 2020 Mineral Resource Estimate for the Cariboo Project, encompassing the deposits of Cow Mountain, Island Mountain, and Barkerville Mountain.

"2020 Program" means Barkerville's 2020 drilling program focused primarily on the Cow-Island-Barkerville Corridor.

"2020 Underwriters" has the meaning ascribed to such term under "General Development of Business - Three Year History - Fiscal Year ended December 31, 2021 - Launch of Osisko Development Corp.".

Abbreviations and Conversions

"Ag" is the chemical symbol for silver.

"As" is the chemical symbol for arsenic.

"Au" is the chemical symbol for gold.

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum

"ft" means feet.

"G&A" means general and administration expenses.

"g/t" means gram(s) per metric tonne.

"g" means gram(s).

"ha" means hectare(s).

"ISO" means International Organization for Standardization.

"IT" means information technology.

"kg" means kilogram(s).

"km" means kilometre(s).

"lbs" means pounds.

"LOM" means life of mine.

"m" means metre(s).

"m3" means cubic metre(s).

"masl" means metre(s) above sea level.

"mm" means millimetre(s).

"Mt" means million metric tonne(s).

"Moz" means million ounce(s).

"MVA" means mega volt ampere(s).

"MW" means megawatt(s).

"NSR" means net smelter return.

"oz" means ounce(s).

"QA/QC" means Quality Assurance / Quality Control .

"ROM" means run of mine.

"st" means short ton(s).

"t" means metric tonne(s).

"°" means degree(s).

">" , "<" means greater than, less than.

"%" means percent(age).

GENERAL MATTERS

Note

On November 23, 2020, in connection with a Reverse Takeover Transaction with Osisko Gold Royalties, as more fully described in this Annual Information Form, the Corporation changed its name from "Barolo Ventures Corp." to "Osisko Development Corp.". Consequently, as if and when the context so requires, certain references to "Barolo" or "Barolo Ventures Corp." in this Annual Information Form should be adapted accordingly and refer to the Corporation prior to such name change.

Unless otherwise indicated, the information contained in this restated AIF is given as of December 31, 2021, with specific updates post-financial year end where specifically indicated. More current information may be available on the Corporation's website at www.osiskodev.com or on SEDAR at www.sedar.com.

All capitalized terms used in this AIF and not defined herein have the meaning ascribed to such terms in the "Glossary of Terms" or elsewhere in this AIF.

Unless otherwise noted or the context otherwise indicates, the term "Corporation" or "Osisko Development" refers to the Corporation and its subsidiaries.

For reporting purposes, the Corporation presents its financial statements in Canadian dollars and in conformity with IFRS issued by the International Accounting Standards Board.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented in this AIF constitutes Forward-Looking Information within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Corporation. Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Corporation to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others, actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of the Corporation differing materially from those anticipated; project infrastructure requirements and anticipated processing methods, exploration expenditures differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Corporation; impact of the COVID-19 pandemic; changes in project parametres; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk Factors"; and other risks, including those risks set out in the continuous disclosure documents of the Corporation, which are available on SEDAR (www.sedar.com) under the issuer profiles of the Corporation.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the businesses of the Resulting Issuer. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, copper and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Corporation.

Although the Corporation has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this AIF, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this AIF. All of the Forward-Looking Information in this AIF are qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Corporation concerning the mining industry and the Corporation are based on estimates prepared by the Corporation using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Corporation is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Corporation does not undertake any obligation to update any of the Forward-Looking Information in this AIF, except as required by law.

PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, the Corporation prepares its financial statements in accordance with IFRS. Consequently, all of the financial statements and financial information of the Corporation is prepared in accordance with IFRS, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The Corporation is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance Canadian reporting requirements, which are governed by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this Annual Information Form concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

EXCHANGE RATE DATA

Unless otherwise indicated herein, references to "$", "C$" or "Canadian dollars" refer to Canadian dollars, and references to "US$" or "U.S. dollars" refer to United States dollars. See "Cautionary Statement Regarding Forward-Looking Information".

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2021	2020	2019
	($C)	($C)	($C)
High	1.2942	1.4496	1.3600
Low	1.2040	1.2719	1.2988
Average rate for period	1.2535	1.3415	1.3269
Rate at end of period	1.2678	1.2732	1.2988

On May 19, 2022, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was 1.2809.

COMMODITY PRICE INFORMATION

The average fixing gold and silver prices in United States dollars per troy ounce for each of the two (2) years in the period ended December 31, 2021, as quoted by the London Bullion Market Association, were as follows:

	2021	2020
	($US)	($US)
Gold (LBMA pm US$/oz)	1,799	1,770
Silver (LBMA US$/oz)	25.14	20.51

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated on June 13, 2006 under the BCBCA. On November 3, 2011, the Corporation changed its name from "Ringbolt Ventures Ltd." to "North American Potash Developments Inc.". On September 20, 2018, the Corporation changed its name from "North American Potash Developments Inc." to "Barolo Ventures Corp.". On November 23, 2020, the Corporation changed its name from "Barolo Ventures Corp." to "Osisko Development Corp.". On November 27, 2020, the Corporation was continued under the CBCA under the name "Osisko Development Corp./Osisko Développement Corp.".

As of the date of this AIF, the Corporation is a reporting issuer in British Columbia, Alberta and Québec.

The Common Shares trade under the ticker symbol "ODV" on the TSX-V. On May 4, 2022 the Corporation announced that, pursuant to a special resolution passed by shareholders on April 26, 2022, and to the consolidation ratio subsequently approved by the Board of Directors, the consolidation of all of its issued and outstanding common shares on the basis of one (1) post-consolidated Common Share for every three (3) pre-consolidated Common Shares was talking effect as of the same day.

The Consolidation results in the number of issued and outstanding Common Shares being reduced from 142,780,419 to 47,593,473 common shares. The exercise price and number of Common Shares of the Corporation issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Consolidation in accordance with the terms of the securities.

There are 14,789,373 Warrants trading on TSX-V under the ticker symbol "ODV.WT" and 9,525,850 Warrants that are not trading on the TSX-V.

The Corporation's head and registered office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2. A community relations office is located at 4270 Sanders Avenue, Wells, British Columbia V0K 2R0.

Intercorporate Relationships

A majority of the Corporation's business is carried on through its various subsidiaries. The Corporation's material subsidiary as of December 31 2021 was Barkerville Gold Mines Ltd. ("Barkerville"), a wholly-owned subsidiary of Osisko Development incorporated under the BCBCA.

GENERAL DEVELOPMENT OF BUSINESS

Three Year History

Fiscal Year ended December 31, 2019

  Dissolution of Subsidiaries

During the year ended May 31, 2019, Barolo's management decided to dissolve Barolo's three (3) US subsidiaries (BUA USA LLC, Potash Green LLC, and Potash Green Utah LLC). The majority of the assets and liabilities in these companies were intercompany loans, advances and investments that have been written off.

Fiscal Year ended December 31, 2020

  Closing of a Bought Deal Brokered Private Placement of $40.3 million

On December 30, 2020, the Corporation closed a “bought deal” brokered private placement of 5,367,050 units at a price of $7.50 per unit for aggregate gross proceeds of approximately $40.3 million. Each unit consisted of one (1) pre-Consolidation Common Share and one-half of one (½)Warrant, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of $30.00 on or prior to December 1, 2023.

  Launch of Osisko Development Corp.

On October 5, 2020, Osisko Gold Royalties and Barolo entered into a binding letter agreement outlining the terms upon which Osisko Gold Royalties agreed to transfer to Barolo certain mining properties (or securities of the entities that directly or indirectly own such mining properties), and a portfolio of marketable securities valued at approximately $116 million, in exchange for common shares of Barolo, resulting in a "reverse takeover" of Barolo under the policies of the TSX-V.

In addition, on October 5, 2020, Osisko Gold Royalties and Barolo entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (the “2020 Underwriters”), pursuant to which the 2020 Underwriters agreed to sell, on a “bought deal” private placement basis, 13,350,000 subscription receipts of Osisko Subco, which was then a wholly-owned subsidiary of Osisko Gold Royalties, at a subscription price of $7.50 per subscription receipt, for gross proceeds of $100 million (the “SR Offering”), with each subscription receipt entitling the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the Reverse Takeover Transaction would be completed, one (1) pre-Consolidation Common Share (after giving effect to a 60:1 consolidation) and one-half-of-one (½) Warrant, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of $30.00  for an 18-month period. The SR Offering closed on October 29, 2020.

On October 23, 2020, the Amalgamation Agreement was executed among Osisko, Barolo, Osisko Subco and Barolo Subco.

On November 20, 2020, Barolo held an annual general and special meeting of its shareholders in order to authorize and approve various corporate matters relevant to the Reverse Takeover Transaction. Each of the matters was approved by 100% of the shareholders of Barolo who voted at the meeting.

On November 25, 2020, Osisko Gold Royalties and Osisko Development announced the completion of this Reverse Takeover Transaction involving, among other things, the following events:

(a) Osisko Gold Royalties transferred to Osisko Subco certain mining properties and the Contributed Osisko Marketable Securities (through the transfer of the entities that directly or indirectly owned such mining properties and marketable securities);

(b) the common shares of Barolo outstanding immediately prior to the effective time of the Amalgamation were consolidated on the basis of one (1) post-consolidation common share of Barolo for each sixty (60) pre-consolidation common share of Barolo;

(c) the 13,350,000 subscription receipts issued under the SR Offering were converted into 13,350,000 common shares of Osisko Subco and 6,675,000 common share purchase warrants of Osisko Subco and the net subscription proceeds were released from escrow and paid to Osisko Subco;

(d) each common share purchase warrant of Osisko Subco outstanding immediately prior to the Amalgamation was exchanged for one (1) Warrant, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of $30.00 for a period of 18 months from the effective date of the Amalgamation;

(e) Osisko Subco and Barolo Subco amalgamated by way of a triangular amalgamation under the BCBCA (the "Amalgamation") to form "Amalco" and Osisko Gold Royalties exchanged its common shares of Osisko Subco for 100,000,000 pre-Consolidation Common Shares at a deemed pre-Consolidation price of $7.50 per share;

(f) Amalco merged into Barolo by way of a voluntary dissolution;

(g) Barolo: (i) changed its name to "Osisko Development Corp."; (ii) changed its stock exchange ticker symbol to "ODV"; (iii) consolidated its common shares on a 60:1 basis; (iv) adopted new by-laws and other corporate policies; (v) adopted the Option Plan, the RSU Plan, the DSU Plan and the ESP Plan; (vi) reconstituted the board of directors and management of Osisko Development; and (vii) continued its corporate existence under the CBCA.

(collectively, the "Reverse Takeover Transaction").

More particularly, pursuant to the Reverse Takeover Transaction:

(a) the following mining properties (or securities of the entities that directly or indirectly own such mining properties) (the "Contributed Osisko Properties") were transferred by Osisko Gold Royalties to the Corporation:

  Cariboo Project (Permitting - British Columbia, Canada);
  San Antonio Gold Project (Permit Amendment - Sonora, Mexico);
  Bonanza Ledge II Project (Permitting and Construction - British Columbia, Canada);
  Coulon Project (Exploration - Québec, Canada);
  James Bay Properties (Exploration - Québec, Canada); and
  Guerrero Properties (Exploration - Guerrero, Mexico);

(b) Osisko Gold Royalties retained the Osisko Retained Royalty Interests, including:

  5% NSR royalty on the Cariboo Project and Bonanza Ledge II Project;
  15% gold and silver stream (with ongoing per-ounce payments equal to 15% of the prevailing price of gold and silver, as applicable) on the San Antonio Gold Project; and
  3% NSR royalties on most of the James Bay Properties, Coulon Project and Guerrero Properties;

(c) Osisko Gold Royalties was granted a right of first refusal on all future royalties and streams to be offered by the Corporation, a right to participate in buybacks of existing royalties held by the Corporation and other rights customary with a transaction of this nature; and

(d) Osisko Gold Royalties transferred a portfolio of marketable securities to the Corporation which included securities of the following reporting issuers in which Osisko Gold Royalties was a reporting insider: Minera Alamos Inc., Harfang Exploration Inc., Barksdale Resources Corp., Falco Resources Ltd., Cornish Metals Inc. and Niobay Metals Inc.

In addition, effective upon closing of the Reverse Takeover Transaction, Mr. Sean Roosen transitioned from his role as Chief Executive Officer and Chair of the Board of Osisko Gold Royalties to Executive Chair of Osisko Gold Royalties and he took the position of Chief Executive Officer of Osisko Development.

Fiscal Year ended December 31, 2021

  Employee Share Purchase Plan

On December 21, 2021, the Corporation announced that the Board had approved amendments to the Corporation's employee share purchase plan in order to accelerate the vesting provisions of the shares granted thereunder, subject to a holding period, and to clarify existing provisions of the employee share purchase plan, without altering the scope, nature and intent of such provisions.

  Environmental Assessment Process

Osisko Development started an Environmental Assessment ("EA") Process in spring of 2019 for the Cariboo Project. The project has completed several milestones to obtaining the EA Certificate planned in the fourth quarter of 2022. The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant the Corporation the right to apply for the permit of the Cariboo Project.

The following is summary of steps towards EA certification targeted for the fourth quarter 2022:

✓ Early Engagement. Completed, initial project description and summary of engagement

✓ EA Readiness Decision. Completed, detailed project description, received notice of consent

✓ Processing planning. Completed

✓ Application Development & Review. Completed

✓ Revised Application Submission. In Progress

✓ Effects of Assessment

✓ Recommendation

✓ Decision

✓ Post Certificate

  Listing of Warrants

On October 25, 2021, 14,789,258 Warrants were listed for trading on the TSX-V under the symbol “ODV.WT”. A Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of $30.00 at any time on or prior to December 1, 2023.

  Director Nomination and Officer Appointments

On February 26, 2021, Mr. Alexander Dann was appointed Chief Financial Officer & VP Finance and Mr. André Le Bel was appointed Corporate Secretary following the resignation of Mr. Benoit Brunet. On May 26, 2021, Ms. Marina Katusa was nominated to the Board. On August 16, 2021, Mr. Martin Ménard was appointed as Vice-President, Engineering and Construction.

  $33.6 Million Bought Deal Private Placement

On March 18, 2021, Osisko Development announced the completion of a "bought deal" brokered private placement of an aggregate of: (a) 2,055,742 flow-through pre-Consolidation Common Shares of the Corporation at a pre-Consolidation price of $9.05 per Common Share; and (b) 1,334,500 charity flow-through pre-Consolidation Common Shares of the Corporation at a pre-Consolidation price of $11.24 per Common Share, for aggregate gross proceeds of approximately $33.6 million.

  Bonanza Ledge II Project

In March 2021, processing of mineralized material commenced at the Bonanza Ledge II Project, generating $7.7 million in revenues for the year ended December 31, 2021. The Corporation recognized an impairment on its Bonanza Ledge II Project of $58.4 million during the year ended December 31, 2021, triggered by continuing operational challenges leading to lower production and revenues than originally planned.

The Bonanza Ledge II Project is a small scale and short life project, which allows the Corporation to facilitate (a) opportunities for managing historical reclamation obligations inherited by the Corporation, (b) hands on training and commissioning of the Corporation's mining and processing complex for the Cariboo Project and (c) maintain the economic and social benefits for the First Nations partners and communities. As such, in the fourth quarter of 2021, the Corporation continued with its operations at the Bonanza Ledge II Project.

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Corporation announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. These amendments support the ongoing employment of 127 workers at the mine. The expansion of the Bonanza Ledge II project allows for continuity of mining activities while the Cariboo Project environmental assessment proceeds. The Environmental Assessment process is still on schedule with granting of the Certificate anticipated in the fourth quarter 2022.

The Corporation cautions that the decision to undertake test mining at Bonanza Ledge II has been taken without the benefit of a feasibility study of mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Corporation cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved.  The failure to continue production would have a material adverse impact on the Corporation's ability to generate revenue and cash flow to fund operations.  Failure to achieve the anticipated production costs would have a material adverse impact on the Corporation's cash flow and potential profitability.  In continuing current operations at Bonanza Ledge II, as contemplated, the Corporation will not be basing its decision to continue such operations on a feasibility study of mineral reserves demonstrating economic and technical viability.  The Corporation cautions that test mining at Bonanza Ledge could be suspended at any time.

  $80 Million Non-Brokered Private Placement

On January 8, 2021, the Corporation closed the first tranche of a non-brokered private placement of 9,346,464 units at a price of $7.50 per unit for aggregate gross proceeds of approximately $68.6 million. Each unit consisted of one (1) pre-Consolidation Common Share and one-half of one (½) Warrant, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of $30.00 on or prior to December 1, 2023. The second tranche of this non-brokered private placement closed on February 5, 2021 for aggregate gross proceeds of approximately $11.2 million. Together with this second tranche, the Corporation raised an aggregate of approximately $80 million.

Events Subsequent to December 31, 2021 Fiscal Year End

  Share Consolidation

On May 4, 2022 the Corporation announced that, pursuant to a special resolution passed by shareholders on April 26, 2022, and to the consolidation ratio subsequently approved by the Board of Directors, the consolidation of all of its issued and outstanding common shares on the basis of one (1) post-consolidated
Common Share for every three (3) pre-consolidated Common Shares was talking effect as of the same day.

The Consolidation results in the number of issued and outstanding Common Shares being reduced from 142,780,419 to 47,593,473 common shares. The exercise price and number of Common Shares of the Corporation issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Consolidation in accordance with the terms of the securities.

  Acquisition of Tintic Consolidated Metals LLC

On January 25, 2022, Osisko Development announced that it had entered into definitive agreements (together, the "Tintic Agreements") with IG Tintic LLC and Ruby Hollow LLC to acquire 100% of Tintic Consolidated Metals LLC. On completion of this transaction, Osisko Development will acquire 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District. Pursuant to the terms of the Tintic Agreements, Osisko Development will acquire 100% of Tintic Consolidated Metals LLC from IG Tintic LLC and Ruby Hollow LLC for aggregate payments at closing totaling approximately US$177 million, of which approximately US$54 million will be paid in cash and approximately US$123 million will be paid by the issuance of 35,099,611 pre-Consolidation Common Shares at a pre-Consolidation price of C$4.32 per share. In addition, Osisko Development will pay IG Tintic LLC and Ruby Hollow LLC: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or common shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the NSR from stockpiled mineralized material extracted from Trixie test mine since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

The Corporation cautions that the owners of Tintic have taken the decision to commence production at Trixie in the form of small scale underground mining and batch vat leaching without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Corporation cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved.  The failure to continue production may have a material adverse impact on the Corporation's ability to generate revenue and cash flow to fund operations.  Failure to achieve the anticipated production costs would have a material adverse impact on the Corporation's cash flow and potential profitability. The Corporation cautions that historically, such projects have a much higher economic or technical risks. In continuing current operations at Trixie after closing, the Corporation will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Corporation cautions that test mining at Trixie could be suspended at any time.

  Brokered and Non-Brokered Private Placement

On February 2, 2022, Osisko Development announced a non-brokered private placement of up to 2,857,142 subscription receipts of Osisko Development (the “Non-Brokered Subscription Receipts”) at a price of US$3.50 per Non-Brokered Subscription Receipt (the “Non-Brokered Offering”). Each Non-Brokered Subscription Receipt will entitle the holder thereof to receive, upon the satisfaction of the Non-Brokered Escrow Release Condition (as defined below) and without payment of additional consideration, one (1) unit of Osisko Development (each, a “Non-Brokered Unit”). Each Non-Brokered Unit is comprised of one (1) pre-Consolidation Common Share and one (1) Warrant, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of US$18.00 for a period of five (5) years following the date of issue. The gross proceeds of the Non-Brokered Offering will be held in escrow pending, among other things, the completion of the listing of the Common Shares on the NYSE (the “Non-Brokered Escrow Release Condition”), which is contingent upon Osisko Development meeting the listing requirements of the NYSE and may involve, among other things, a consolidation of the Common Shares.  The Consolidation was effective May 4, 2022. On March 4, 2022, Osisko Development announced the closing of the first tranche of the Non-Brokered Offering, pursuant to which a total of 24,215,099 Non-Brokered Subscription Receipts were issued for gross proceeds of approximately US$84.8 million. The second tranche of the Non-Brokered Offering closed on March 29, 2022, pursuant to which an additional US$32.8 million of Non-Brokered Subscription Receipts have been issued. The total amount of gross proceeds from the two tranches of Non-Brokered Subscription Receipts is US$117.6 million.

On February 9, 2022, Osisko Development announced a “bought deal” brokered private placement of an aggregate 9,000,000 subscription receipts of Osisko Development (the “Brokered Subscription Receipts”) and/or units of Osisko Development (the “Brokered Units” and, together with the Brokered Subscription Receipts, the “Brokered Offered Securities”) at a price of $4.45 per Brokered Offered Security (the “Brokered Offering”). Each Brokered Unit is comprised of one (1) pre-Consolidation Common Share and one (1) Warrant, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post-Consolidation Common Share for a total price of $22.80 for a period of 60 months following the closing date of the Brokered Offering. Each Brokered Subscription Receipt will entitle the holder thereof to receive, upon the satisfaction of the Brokered Escrow Release Condition (as defined below), and without payment of additional consideration, one (1) Brokered Unit. Osisko Development has granted the underwriters an option, exercisable in whole or in part up to 48 hours prior to the closing of the Brokered Offering, to purchase up to an additional aggregate amount of 1,350,000 Brokered Subscription Receipts and/or Brokered Units for additional gross proceeds of up to $6,007,500. The gross proceeds from the sale of the Brokered Subscription Receipts, net of expenses of the underwriters and 50% of the commissions payable to the underwriters in respect of the Brokered Subscription Receipts, will be placed into escrow and will be released immediately prior to the completion of the proposed acquisition by Osisko Development of Tintic Consolidated Metals LLC (the “Brokered Escrow Release Condition”). If the Brokered Escrow Release Condition is not satisfied prior to the date that is 90 days from the closing of the Brokered Offering, the escrowed proceeds of the Brokered Offering will be returned to the holders of the Brokered Subscription Receipts. On March 2, 2022, Osisko Development announced the completion of the Brokered Offering of an aggregate of (i) 13,732,900 Brokered Subscription Receipts and (ii) 9,525,850 Brokered Units for aggregate gross proceeds of approximately $103.5 million, including the full exercise of the underwriters' option.

Significant Acquisitions

In the most recently completed financial year, there were no significant acquisitions for which the Corporation was required to file a business acquisition report (BAR) under NI 51-102.

DESCRIPTION OF BUSINESS

General

Osisko Development is focused on developing its cornerstone mining asset, the Cariboo Project located in British Columbia, Canada.

The Cariboo Project mineral tenures cover 2,071 km2, along a strike length of 83 km which includes several past producing placer and hard rock mines.

Description of the Contributed Osisko Properties

  Cariboo Project

On November 21, 2019, Osisko Gold Royalties acquired the Cariboo Project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville. The Cariboo Project was part of the Osisko Gold Royalties Contributed Assets that created the Corporation on November 25, 2020.

In 2021, Osisko Development conducted an extensive drilling program of approximately 152,000 metres to expand and delineate the known and new vein corridors and deposits. This exploration as focused on the expansion of the Lowhee Zone and further delineation of the Cow, Valley, Mosquito and Shaft deposits with ten diamond drill rigs. Regional greenfield exploration will occur along the Burns, Yanks and Cariboo Hudson targets and will include geological mapping and geochemical surface sampling.

Osisko Development received the Mines Act Permit under BC Mines Act to commence development to collect an underground bulk sample at its Cariboo Project.

For further details regarding the Cariboo Project, please refer to the Cariboo Technical Report and the Schedule A attached to this AIF entitled "Material Mineral Project - Cariboo Project".

  San Antonio Gold Project

The San Antonio Gold Project is an iron oxide copper gold style deposit with zones of oxide, transition, and sulphides on three main target areas: Sapuchi, Golfo de Oro and California. In 2020, Osisko Gold Royalties acquired the San Antonio gold project in Sonora, Mexico for US$42 million. An amount of US$30.0 million was paid in cash by Osisko Gold Royalties and the remaining US$12.0 million was paid through the issuance of common shares of Osisko Gold Royalties. A total of 1,011,374 Osisko Gold Royalties common shares were issued and valued at $15.8 million, based on the closing price of the common shares at the date of the transaction. The consideration paid by Osisko Gold Royalties was considered as an equity contribution in the Corporation. Transaction costs amounted to $5.9 million. The San Antonio gold project was subsequently transferred to Osisko Development as part of the Reverse Take Over Transaction.

The San Antonio Gold Project is a past-producing oxide copper mine that went into receivership. The Corporation is focusing on amending existing permits to transition the mine production to a gold heap leach operation as it continues to evaluate the gold potential of the asset.

In 2020, following the acquisition, the Corporation has concentrated its efforts in obtaining the required permits and amendments to permits to perform its activities. The Corporation has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones. The Corporation also initiated the following activities:

  Commencement of the Environmental Impact Manifest (or Manifestacion de Impacto Ambiental);
  A baseline study;
  Awarding the Engineering, Procurement, Construction, Management contract for the process of the stockpile; and

  Purchased a mobile crushing unit that was delivered on site at the end of Q2 2021.

In 2021, Sapuchi Minera S. R.L de C.V. focused on various activities that pertain to permitting, local community relations, exploration drilling and preparations towards the processing of the mineralized material stockpile on site.

  James Bay Area Properties

In 2016, Osisko Gold Royalties entered into earn-in agreements with Osisko Mining in regards to the James Bay properties. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining Inc., including properties under earn-in agreements with Osisko Gold Royalties.

In October 2020, Osisko Gold Royalties announced the spin-out of its mining assets, including the properties in the James Bay area, to Osisko Development. As part of the transaction, the earn-in agreements between Osisko Gold Royalties and O3 Mining Inc. were terminated and therefore, Osisko Development has now control over the properties for their exploration and development activities.  As at December 31, 2021, the net book value of the properties were $nil as the Corporation will be focusing on its other development projects in the near term.

  Coulon Project

The Coulon Project is located 15 kilometres north of the Fontanges Airport in the Middle North of Québec. It is close to a hydroelectric dam and the project can be accessed year-round via the Trans-Taïga road. In 2009, a NI 43-101 Technical Report and Resource Estimate was filed. Indicated resources were estimated at 3,675,000 tonnes grading on average 3.61% Zn, 1.27% Cu, 0.40% Pb, 37.2 g/t Ag and 0.25 g/t Au and inferred resources were estimated at 10,058,000 tonnes grading on average 3.92% Zn, 1.33% Cu, 0.19% Pb, 34.5 g/t Ag and 0.18 g/t Au.  This is a historic resource. The Corporation believes that the historic resource continues to be relevant and reliable as an indication of the potential of the Coulon zinc project. The key assumptions, parameters and methods used to prepare the historic estimate are set out in the 2009 technical report which includes the historic resource. The Corporation is not aware of any more recent estimates or data in relation to the historic estimate. Further exploration work including drilling would be required to upgrade the historic resource to current. The Corporation cautions sufficient work has not been done by a qualified person to classify the historic resources as a current resource and the Corporation is not treating the historic resources as a current resource.

The Coulon zinc project has a net book value of $nil as at December 31, 2021 as the Corporation will be focusing on its other development projects in the near term.

Tintic Project

Pursuant to the terms of the Tintic Agreements, Osisko Development will acquire 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company from Ruby Hollow LLC and other stockholders of Chief Consolidated Mining Company. Immediately following the closing of the transaction, Chief will complete a merger with a newly-formed subsidiary of the Corporation (the "Chief Merger"), such that, following completion of the Chief Merger, Chief Consolidated Mining Company will be wholly owned by the Corporation. At closing, Osisko Development will make payments to the vendors in the aggregate amount of approximately US$177 million, comprised of: (i) cash payments of approximately US$54 million, and (ii) the issuance of 35,099,611 pre-Consolidation Common Shares for an aggregate value of approximately US$123 million. A number of Tintic shareholders representing approximately 32.5% of the total ownership have entered into 12-month lock-up agreements, which provide that: (i) 33% of the Common Shares will be freely tradeable on the four-month anniversary of the closing date of the transaction; (ii) an additional 33% of the Common Shares will be freely tradeable on the eight-month anniversary of the closing date; and (iii) the remaining 34% of the Common Shares will be freely tradeable on the first year anniversary of the closing date. In addition to the payments mentioned, the Corporation will pay the vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or Common Shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the NSR from stockpiled mineralized material extracted from the Trixie test mine since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

The Corporation, through a wholly-owned subsidiary, has entered into a non-binding metals stream term sheet with a wholly-owned subsidiary of Osisko Gold Royalties. The proceeds from the stream will be used to fund a portion of the cash consideration payable on closing of this transaction. The key terms of the stream include:

  An upfront cash payment totaling at least US$20 million and up to US$40 million.
  In the event that the full amount of US$40 million is drawn, the Corporation will deliver a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold (the "Threshold Stream"). Thereafter, the Corporation will deliver 4.0% of all metals produced (the "Tail Stream").
  If the Corporation elects to draw less than US$40 million, the Threshold Stream and Tail Stream shall be reduced on a pro rata basis.
  The Corporation will receive ongoing payments for refined metal delivered in conjunction with the stream equal to 25% of the spot prices.
  The stream is anticipated to close concurrently with the close of the transaction.

This transaction is also subject to normal course regulatory approvals and the satisfaction of customary closing conditions, including the execution of ancillary agreements and acceptance of the TSX-V. Subject to the satisfaction of these conditions, Osisko Development expects the transactions to close in the second quarter of 2022.

Description of Equity Investments

The Corporation's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Corporation may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

The following table presents the main investments of the Corporation in marketable securities as at April 20, 2022:

Company	Number of Shares Held	Ownership
Falco Resources Ltd.	46,885,240	17.3%
Cornish Metals Inc.	58,833,333	20.6%
  Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021.

In June 2021, Falco entered into an agreement in principle with Glencore establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement in order to enable Falco to develop and operate its Horne 5 project. The Agreement in Principle outlines the terms to be included in the Principal Operating License and Indemnity Agreement, which will establish the framework to govern Falco's development and operation of its Horne 5 project.

Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 km from the Horne 5 project's mining complex site. The use of this previously impacted site is consistent with Falco's environmental, social and governance strategies.

As at April 20, 2022, the Corporation holds 46,885,240 common shares of Falco, representing a 17.3% interest (no change since December 31, 2021).

Material Mineral Projects

Osisko Development considers the Cariboo Project to be its only material mineral project for the purposes of NI 43-101. For further details regarding the Cariboo Project, please refer to the Cariboo Technical Report and the Schedule A attached to this AIF entitled "Material Mineral Project - Cariboo Project".

Reorganizations

Within the three (3) most recently completed financial years, the Corporation completed the Reverse Takeover Transaction, which constitute a material reorganization of the Corporation. See "General Development of Business - Three Year History - Fiscal Year Ended December 31, 2020".

Social and Environmental Policies

The Corporation views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders. The Corporation focuses on the following key areas: (i) promoting the mining industry and its benefits to society; (ii) maintaining strong relationships with the Federal, Provincial, Municipal and First Nations governments where the Corporation has activities and projects; (iii) supporting the economic development of regions where it operates; (iv) promoting diversity throughout the organization and the mining industry; and (vi) encouraging investee companies to adhere to the same areas of focus in sustainability.

Highlights

The following are a few highlights from some of the Corporation's operating sites:

Barkerville

  Installation of a water treatment plant to treat contact water and effluent completed at Bonanza Ledge and QR Mill;
  Historic 300,000 tonne PAG pile remediation in progress;
  Open and transparent dialogue with the Ministry Of Energy and Mines and The Ministry of the Environment to ensure positive relations;
  Planning of reclamation work started on the Mosquito Creek old mine site;
  Positive relationship with Lhtako Dené Nation since 2015. Agreements include engagement protocol (signed in 2016), relationship agreements (2016) and life of project agreement (2020);
  Positive relationship with Xatsull First Nation and with Williams Lake Indian Band since 2016 and 2017 respectively;
  Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives;
  The Corporation, in collaboration with Lhtako Dené Nation, Federal Fisheries and Forest, Land and Natural Resource Operations, initiated the Bowron River Salmon Enhancement Project; and
  The Corporation, in collaboration with Lhtako Dené Nation, Federal and Provincial Government, Towns of Barkerville and Bowron, initiated the Wells Gray Southern Mountain Caribou Project.

San Antonio Gold Project (Sapuchi)

  Reached a long-term agreement with Eijdo San Antonio, one of the primary impacted local communities:
  Commencement of the Environmental Impact Manifest (Manifestacion de Impacto Ambiental); and
  An environmental baseline study was completed.

Environment and Sustainability Committee

The Environmental and Sustainability Committee is a committee of the Board to which the Board delegates its responsibility to oversee certain health, safety, corporate social responsibility and environmental matters and to recommend to the Board the steps to be taken in connection with these areas of activity.

The Environmental and Sustainability Committee has the general mandate to: (i) review the corporate policies and guidelines, systems and controls that are prepared and/or implemented by management in connection with the activities of the Corporation in respect of the work environment (occupational health, safety and training matters); (ii) the human environment (corporate social responsibility matters) and the physical environment (environmental matters); (iii) deals with all matters relating to these three (3) areas of activities, including, without restriction, evaluating the Corporation's overall performance in respect of the above-described areas of activities as well as how the work, human and physical environments affect the Corporation, makes relevant recommendations to the Board in respect of any of the foregoing, and oversees the implementation and administration thereof. The Environmental and Sustainability Committee has held one meeting during the financial year ended December 31, 2021.

Specialized Skills

The Corporation's business requires specialized skills and knowledge in the areas of geology, mining, processing, environmental management and gold market. To date, the Corporation has been able to locate and retain such professionals in Canada and Mexico, and believes it will be able to continue to do so.

Employees

As at December 31, 2021, the Corporation had 310 employees.

Competitive Conditions

The Corporation competes with other companies that focus on the discovery and acquisition of properties considered to have commercial potential. The Corporation also competes with other precious metals focused companies for capital and human resources. See "Description of Business - Risk Factors - Risks Factors related to the Corporation - Competition".

Risk Factors

The Corporation's business being the acquisition, exploration and development of mineral properties in Canada and worldwide, an investment in its shares is speculative and involves a high degree of risks. The risk factors listed below could materially affect the Corporation's financial condition and/or future operating results, and could cause actual events to differ materially from those described in Forward-Looking Information relating to or made by the Corporation.

In evaluating the Corporation and its business, the readers should carefully consider the risk factors which follow and the risks set forth in the Corporation's continuous disclosure documents filed on SEDAR. These risk factors may not be a definitive list of all risk factors associated with an investment in the Corporation or in connection with its business and operations.

The risks described herein and in other documents forming part of the Corporation's disclosure record are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business. Prospective purchasers or holders of Common Shares should give careful consideration to all risk factors enumerated below.

Risks Factors Related to the Corporation

  Mineral Exploration and Development

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of a mineralized material body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any mineral resources exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing. Development projects have no operating history upon which to base estimates of future cash flow.

While the Cariboo Project is in development stage and the results of the 2020 MRE are demonstrating the existence of an interesting mineral resource, the Corporation cannot give any assurance that the development of the Cariboo Project will result in an economically viable producing mine.

  Mining Operations

Mining operations are and will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources and mineral reserves including unusual or unexpected geological formations, geotechnical challenges and other conditions such as formation pressures, fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour, any of which could result in work stoppages, damage to property, and possible environmental damage that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. The Corporation may be subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Corporation.

  Operations Not Supported by a Feasibility Study

Certain operations described herein, including the test mining at Bonanza Ledge II, processing of the stockpile at the Sapuchi mine, and ongoing test mining being carried out by the current owners of the Trixie mine, have been taken without the benefit of a feasibility study of mineral reserves, demonstrating economic and technical viability (and in the case of Sapuchi and Trixie without the benefit of a technical report demonstrating the existence of a mineral resource), and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. Historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that production will commence, continue as anticipated or at all or that anticipated production costs will be achieved.  The failure to commence or continue production would have a material adverse impact on the Corporation's ability to generate revenue and cash flow to fund operations.  Failure to achieve the anticipated production costs would have a material adverse impact on the Corporation's cash flow and potential profitability.  In continuing current operations at Bonanza Ledge II, commencing processing at Sapuchi, and, if applicable, continuing operations at the Trixie mine, as contemplated, the Corporation will not be basing its decision to continue such operations on a feasibility study of mineral reserves demonstrating economic and technical viability (and in the case of Sapuchi and Trixie without the benefit of a technical report demonstrating the existence of a mineral resource). The Corporation cautions that test mining at Bonanza Ledge or Trixie could be suspended at any time.

  Industry Conditions

The exploration for and development of mineral deposits involve significant risks and while the discovery of a mineralized material body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. All of the Corporation's properties are in the development or exploration stage and the Corporation is presently not commercially exploiting any of its properties and its future success will depend on its capacity to generate revenues from a commercially producing property.

The discovery of mineral deposits depends on a number of factors, including the professional qualification of its personnel in charge of exploration. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. In the event that the Corporation wishes to commercially exploit one of its properties, the exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital. The Corporation's operations will be subject to all the hazards and risks normally encountered in the exploration and development of mineral deposits. Mining operations generally involve a high degree of risk, including unusual and unexpected geologic formations.

  Regulatory Matters

The Corporation's activities are subject to governmental laws and regulations. These activities can be affected at various levels by governmental regulation governing prospecting and development, price control, taxes, labour standards and occupational health, expropriation, mine safety, compliance with securities matters and other matters. Exploration and commercialization are subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of wastewater and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation's activities and delays in the exploration and development of the projects and properties.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or development costs or require abandonment or delays in development of new mining properties.

Also, no assurance can be made that Canada Revenue Agency and provincial agencies will agree with the Corporation's characterization of expenses as Canadian exploration expenses or Canadian development expense or the eligibility of such expenses as Canadian exploration expense under the Tax Act or any provincial equivalent.

  Environmental Risks and Hazards

The Corporation is subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations. Environmental hazards may exist on the properties which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

  Taxation Laws or Reviews

The Corporation has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Corporation may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Corporation's liquidities. Taxes may also adversely affect the Corporation's ability to repatriate earnings and otherwise deploy its assets.

  Changes in Economic and Political Conditions and Regulations

The economics of the exploration and development of mining projects are affected by many factors, including the costs of exploration and development, variations of grade of mineralized material discovered, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Corporation may determine that it is neither profitable nor advisable to acquire or develop properties.

The Corporation's mineral properties are located in Canada and Mexico. Economic and political conditions in these countries could adversely affect the business activities of the Corporation. These conditions are beyond the Corporation's control, and there can be no assurances that any mitigating actions by the Corporation will be effective.

Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Corporation's activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on exploration and development activities, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Corporation's profitability.

The Corporation's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

Risk factors specific to certain jurisdictions are described throughout, including specifically "Security in Mexico". The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Corporation's jurisdictions cannot be accurately predicted and could have a material adverse effect on the Corporation.

  Security in Mexico

In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Corporation takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on the Corporation's operations.

  Mineral Assets outside of Canada

Some of the Corporation's mineral assets are located outside of Canada and are held indirectly through foreign affiliates. It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the Corporation's assets that are located outside of Canada.

  Permits, Licences and Approvals

The operations of the Corporation require licences and permits from various governmental authorities. The Corporation believes it holds or is in the process of obtaining all necessary licences and permits to carry on the activities, which it is currently conducting under applicable laws and regulations. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licences and permits that may be required to maintain its mining activities, construct mines or milling facilities and commence operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

  Mergers, Acquisitions or Joint Ventures

The Corporation may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses or conduct any other type of transaction. Global landscape has changed and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process might be inadequate and cause material negative outcomes. These transactions may be significant in size, may change the scale of the Corporation's business and may expose it to new geographic, political, operating, financial and geological risks. Any transactions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel; the potential disruption of the Corporation's ongoing business; the inability of management to maximize the financial and strategic position of the Corporation; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of the Corporation's present shareholders or of its interests in its assets or the decision to grant interests to a joint venture partner; and the potential unknown liabilities. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such transactions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future transaction or joint venture undertaken except as required by applicable laws and regulations.

  Completion of announced transactions

From time to time the Corporation may enter into binding transactions to acquire assets such as mining companies, metals or mineral projects and properties. There can be no assurances the Corporation will successfully complete any announced transactions as a variety of conditions may exist that need to be waived or satisfied prior to completion. There can be no certainty that proposed benefits of transactions to acquire such assets will be realized as anticipated.

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures on any given projects will result in discoveries of commercial quantities of minerals.

If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the Corporation or at all.

  Local Communities, Indigenous Peoples and First Nations

Indigenous title claims, rights to consultation/accommodation and the Corporation's relationship with local communities may affect the Corporation's existing exploration and development projects. Governments in many jurisdictions must consult with indigenous peoples and First Nations with respect to grants of mineral rights or surface rights and the issuance or amendment of project authorizations. Consultation and other rights of indigenous peoples and first nations may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Corporation's ability to acquire, within a reasonable time frame, effective mineral titles or surface rights in these jurisdictions, including in some parts of Canada, in which indigenous or local communities' titles are claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen indigenous title claims also could affect exploration and development projects. These legal requirements may also affect the Corporation's ability to transfer existing projects or to develop new projects.

The Corporation's relationship with the communities in which it conducts activities are critical to ensure the future success of its existing activities and the exploration and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Corporation's reputation or financial condition and may impact its relationship with the communities in which it conducts activities. While the Corporation is committed to working in a socially responsible manner, there is no guarantee that the Corporation's efforts in this regard will mitigate this potential risk.

The inability of the Corporation to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of the Corporation's projects, and could have a significant adverse impact on the Corporation's share price and financial condition.

  Competition

The Corporation activities are directed towards the exploration, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by the Corporation will result in discoveries of commercial quantities of mineral deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation will compete with other interests, many of which have greater financial resources than it will have, for the opportunity to participate in promising projects. Significant capital investment is required to achieve commercial production from successful exploration efforts, and the Corporation may not be able to successfully raise funds required for any such capital investment.

  Potential Fraud and Corruption

The Corporation is subject to risks related to potential to gain benefits from improper transactions and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate the Corporation, compliance with applicable anti-corruption laws. The Corporation's internal controls might not be sufficient or sophisticated enough to identify adequately all potential fraud and corruption.

  Anti-Bribery Laws

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Corporation's policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Corporation operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Corporation's internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Corporation's affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Corporation's business, financial position and results of operations.

  Management

The Corporation is dependent on certain members of Management, particularly its Chief Executive Officer. The loss of their services could adversely affect the Corporation.

The Corporation may experience difficulty attracting and retaining qualified management to grow its business, which could have a material adverse effect on the Corporation's business and financial condition. The Corporation is dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on the Corporation's business and financial condition. Further, while certain of the Corporation's officers and directors have experience in the exploration development and operation of mineral properties, the Corporation remains highly dependent upon contractors and third parties in the performance of their exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Corporation or be available upon commercially acceptable terms.

  Implementation of business strategy

There can be no assurance that Osisko Development's management team will be successful in implementing its strategy (including as set out in this Annual Information Form) or that past results will be reproduced going forward. The management team may experience difficulties in effecting key strategic goals such as the growth and investment in tier one assets, tier two assets and strategic assets, the sale of non-core assets or the development of exploration projects. The performance of the Corporation's operations could be adversely affected if its management team cannot implement the stated business strategy effectively.

  Conflicts of Interest

Certain directors and officers of the Corporation also serve as directors and officers of other companies involved in natural resource exploration and development; consequently, there is a possibility that such directors and officers will be in a position of conflict of interest. Any decision made by such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.

  Labour Relations

While the Corporation has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between the Corporation and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Corporation carries on business as well as by the COVID-19 pandemic. Adverse changes in such legislations or in the relationship between the Corporation and its employees could have a material adverse impact on the Corporation's business, results of operations and financial condition.

  Uninsured Hazards

The Corporation could be held responsible for certain events including environmental pollution, cave-ins or other hazards against which a corporation such as the Corporation cannot insure or against which it may elect not to insure, taking into consideration the importance of the premiums or other reasons. The payment of amounts relating to liability of the aforementioned hazards could cause the loss of the Corporation's assets.

  Uncertainty of Mineral Resource and Mineral Reserve Estimates

Mineral resource and mineral reserve figures are only estimates. Mineral resource and mineral reserve estimates have inherent uncertainty. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While the Corporation believes that the mineral resource and mineral reserve estimates, as applicable, in respect of properties in which the Corporation holds a direct interest reflect best estimates, the estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource and mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

  Unanticipated metallurgical processing problems

Unanticipated metallurgical processing problems may occur during operations, including, without limitation, mechanical problems with milling or extraction equipment, unexpected grade anomalies in processed material, contaminants in processing or processed material, and the inability to operate tested processes at scale which can lead to lower metallurgical recoveries than expected and delay and impede operations, which may affect the profitability of the Cariboo Project. In addition, further metallurgical testing or operations may determine that the metals cannot be extracted as economically as anticipated.

  Financing Risks and Additional Financing

The Corporation's operations are subject to financing risks and additional financing may result in dilution or partial sale of assets. At the present time, the Corporation has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage. The Corporation's ability to explore for and find potential economic projects, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Corporation develops will require significant capital expenditures. Currently, the Corporation does not have any producing projects and no sources of revenue and any projects it develops will require significant capital expenditures. As a result, the Corporation may be required to seek additional sources of debt and equity financing in the near future. To obtain such funds, the Corporation may sell additional securities including, but not limited to, the Corporation's shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of the Corporation's shareholders. Alternatively, the Corporation may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing could have a material adverse effect on the Corporation's growth strategy, results of operations, financial condition and project scheduling. The development of the Cariboo Project remains subject to, among other things, Osisko Development securing adequate financing on conditions acceptable to it.

  Operating Cash Flow

The Corporation has negative cash flow from operations. If additional funds are needed, there is no assurance that additional capital or other types of financing will be available or that these financings will be on terms at least as favourable to the Corporation as those previously obtained, or at all.

  Acquisitions and integration

From time to time, Osisko Development examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Corporation may choose to complete may be of a significant size, may change the scale of the Corporation's business and operations, and may expose Osisko Development to new or greater geographic, political, operating, financial, legal and geological risks. The Corporation's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully with those of the Corporation. Any acquisitions and any potential acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Corporation has committed to complete the transaction and established the purchase price or exchange ratio; a mineralized material body may prove to be below expectations; Osisko Development may have difficulty integrating and assimilating the operations and personnel of any acquired companies (which may be compounded by geographical separation, unanticipated costs, and the loss of key employees), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may divert the attention of management or disrupt the Corporation's ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Corporation chooses to raise debt capital, it may reduce its financial flexibility as the Corporation services interest and debt repayments. If the Corporation chooses to use equity as consideration for any such acquisition, existing shareholders may suffer dilution. In addition, many companies in the mining industry have recently seen substantial downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Osisko Development was to announce a significant acquisition, the value of the Corporation's common shares could decrease over the short-, medium- and/or long-term. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation's business. There can be no assurance that the Corporation would be successful in overcoming the risks noted above or any other problems encountered in connection with such acquisitions.

  Factors beyond the control of Osisko Development

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined mineralized material (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, (i) the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project; and (ii) global supply chain may also be negatively affected. These changes and events may materially affect the financial performance of the Corporation and they may also negatively impact the project schedule.

  Lack of Insurance Coverage

The Corporation may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure. Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Such risk and hazards might impact the Corporation's business. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, the Corporation's mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. The Corporation may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot insure or against which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to the Corporation.

  Reliance on Information

The Contributed Osisko Assets are not stand-alone publicly-listed entities. As a result, all historical information relating to the Contributed Osisko Assets presented in this AIF has been provided in reliance on the information made available by Osisko Gold Royalties. Although the Corporation has no reason to doubt the accuracy or completeness of the information provided by Osisko Gold Royalties, any inaccuracy or omission in such information contained in this AIF could result in unanticipated liabilities or expenses, increase the costs to expected to be borne by the Corporation or adversely affect the operational plans of the Corporation and its result of operations and financial condition.

  Significant Influence of Osisko Gold Royalties Ltd

As a significant shareholder, Osisko Gold Royalties is entitled to exercise significant influence over all matters requiring approval of the shareholders of the Corporation, including the election of directors, determination of significant corporate actions, amendments to the Corporation's articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders of the Corporation.

  Risk related to the Contributed Osisko Assets and Reverse Takeover Transaction

The Corporation completed the Reverse Takeover Transaction to create a growth-oriented developer with prospective gold camps in Canada and Mexico. The Corporation may be unable to successfully integrate the businesses of the Contributed Osisko Assets and realize the anticipated benefits of the Reverse Takeover Transaction. Achieving the benefits of the Reverse Takeover Transaction will depend in part on the ability of the Corporation to effectively capitalize on its scale, to realize the anticipated capital, operating and financial synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations the Contributed Osisko Assets. A variety of factors, including those risk factors set forth in this AIF may adversely affect the ability of the Corporation to achieve the anticipated benefits of the Reverse Takeover Transaction.

  Uncertainty of Ownership Rights and Boundaries of Resource Properties

There is no assurance that the rights of ownership and other rights in concessions held by the Corporation are not subject to loss or dispute, particularly because such rights may be subject to prior unregistered agreements or transfers or other land claims and may be affected by defects and adverse Laws and regulations which have not been identified by the Corporation. There is no guarantee that title to the properties will not be challenged or impugned. The Corporation's property interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

  Third Party Approvals

The Corporation may require the consent or approval of third parties in order to enter into or complete certain agreements or transaction necessary in the course of its operations. There can be no assurance that such third parties, which may include shareholders, regulatory bodies or entities with an interest in the applicable property or others (including water supply management and availability), will provide the required approval or consent or enter into such agreement in a timely manner, or at all. Failure to obtain such third party approval may result in a material adverse effect on the Corporation's operations and financial condition.

  Community Relations, Social License and Land Claim

Maintaining a positive relationship with the communities in which the Corporation operates is critical to its business operations and the development of the Cariboo Project.

The Corporation may come under pressure to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they respectively operate) benefit and will continue to benefit from its commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship with the surrounding communities.

While the Corporation is committed to operating in a socially responsible manner and working towards entering into agreements in satisfaction of such requirements that its efforts will be successful, in which case interventions by third parties, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Corporation's business, financial position and operations.

  Permits, Licences and Approvals

The operations of the Corporation require licences and permits from various governmental authorities. Such licences and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licences and permits that may be required to maintain its business operations and mining activities including the development of the Cariboo Project. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licences or that it will be able to comply with any such conditions.

  Reliance on Historical Data

Although the Corporation's normal data verification procedures have been employed in connection with the calculations of the mineral resource estimation on the Cariboo Project and sampling, analytical and test data underlying the estimated mineral resources have been verified by qualified persons, an extensive amount of historical data and records on the Cariboo Project was relied on in establishing these calculations. The Corporation cannot provide any comfort that it can rely upon, verify or necessarily authenticate such historical information in connection with its exploitation of the Cariboo Project. The Corporation cannot guarantee that the historical records that are available are free from material errors or inaccuracies. While the Corporation believes that the mineral resource and mineral reserve estimates in respect of its Cariboo Project reflect best estimates, the estimating of mineral resources is a subjective process and the accuracy of mineral resource estimate is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates.

  Reputational Risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. In addition to its risk management policies, controls and procedures, the Corporation has a formal Code of Ethics to help manage and support Osisko Development's reputation.

  Infrastructure, Supplies and Inflation

The availability of skilled labour, electricity and other necessary supplies at an economic cost cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Prices for goods and services will fluctuate in relation to the level of investment in the mining sector; it is reasonable to expect that increased demand could impact the Corporation's future economic projections and competitiveness, as it may entail a meaningful increase in costs for various goods and services.

Improvements in the economic conditions for the mining industry as a whole will typically result in increases to both the costs of planned exploration and development activities, which must also be factored into economic models used in projections for future development and potential operations. Increased demand for, and costs of, goods or services could result in delays if they cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties and delays due to the need to coordinate their availability, any of which could materially increase project exploration, development and/or construction costs. These factors could have a material adverse impact on the Corporation's operations and profitability.

  Information technology systems

Osisko Development is dependent upon information technology systems in the conduct of its operations. The Corporation could be adversely affected by network disruptions from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. The Corporation's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment information technology systems and software, as well as pre-emptive expenses to mitigate the risk of failure. Any of these or other events could result in information system failures, delays and/or increases in capital expenditures. Given the unpredictability of the timing, nature and scope of information technology disruptions, the Corporation could potentially be subject to production downtimes, operational delays, destruction or corruption of data, any of which could have a material adverse effect on the Corporation's cash flows, competitive position, financial condition or results of operations. From time to time, Osisko Development pursues investments and initiatives to improve the productivity and efficiency of existing systems and operations, including through investments in digital technologies. There can be no certainty that some or any of such investments and initiatives will meet the Corporation's capital allocation objectives.  In addition, certain of such investments and initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact. Further, there can be no certainty as to the time required for the Corporation to extract value from these investments or initiatives, or that the Corporation will achieve any anticipated savings or efficiency improvements.

  Equipment shortages and access restrictions

The Corporation's interest in the Cariboo Project will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Corporation or the delay in availability of these items could prevent or delay exploitation or development of the Corporation's mineral properties. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Corporation's operations and financial results.

  Litigation, the causes and costs of which cannot be known.

The Corporation is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation.  The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty. If the Corporation is unable to resolve litigation favourably, either by judicial determination or settlement, it may have a material adverse effect on the Corporation's financial performance and results of operations.

In the event of a dispute involving the foreign operations of the Corporation, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation's ability to enforce its rights could have a material adverse effect on its future cash flows, earnings, results of operations and financial condition.

General Risk Factors

  Climate Change

The Corporation recognizes that climate change is as much an international as it is a community concern which may affect its business and operations, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on the Corporation's business, results of operations, financial condition and its share price.

Extreme weather events (such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms) have the potential to disrupt operations and the transport routes. Extended disruptions could result in interruption to production which may adversely affect the Corporation's business, results of operations, financial condition and its share price.

Climate change is perceived as a threat to communities and governments globally. Stakeholders may increase demands for emissions reductions and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on the Corporation's business, results of operations, financial condition and its share price.

  Coronavirus (COVID-19)

The Corporation may face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

To that end, the Corporation's business could be adversely impacted by the effects of the coronavirus or other epidemics. In December 2019, a novel strain of the coronavirus (COVID-19) emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally. In March 2020, the World Health Organization recognized COVID-19 as a global pandemic, prompting many national, regional, and local governments, including ones in the markets in which the Corporation will operate, to implement preventative or protective measures, such as travel and business restrictions, temporary store closures, and wide-ranging quarantines and stay-at-home orders. The COVID-19 pandemic has resulted in a widespread global health crisis that adversely affects global economies and financial markets.

The extent to which COVID-19 impacts the Corporation's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Corporation's business including without limitation, employee health, workforce productivity, increased insurance premiums, continued limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Corporation's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Corporation's personnel or its contractors' personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased safety and medical costs / insurance premiums as a result of these health risks.

  Security in Mexico

In recent years, criminal activity and violence have increased and continue to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, direct armed robberies of mining operations and the theft and robbery of supply convoys, including specifically for diesel. The Corporation takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.

  Currency Fluctuations

The Corporation is subject to currency risks. The Corporation's functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Corporation's activities are located in Canada and Mexico, and as such many of its expenditures and obligations are denominated in U.S. dollars and Mexican pesos. The Corporation maintains its principal office in Montreal, Québec, Canada, and maintains cash accounts in Canadian dollars, U.S. dollars and Mexican pesos and has monetary assets and liabilities in Canadian dollars, U.S. dollars and Mexican pesos.

The Corporation's assets and liquidities are significantly affected by changes in the Canadian/U.S. dollar and Canadian/Mexican peso exchange rates. Most expenses are currently denominated in Canadian, U.S. dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on the Corporation's costs. The appreciation of non-Canadian dollar currencies against the Canadian dollar can increase the costs of the Corporation's activities.

  Precious and Base Metal Prices

The development of the Corporation's properties is dependent on the future prices of minerals and metals. As well, should any of the Corporation's properties eventually enter commercial production, the Corporation's profitability will be significantly affected by changes in the market prices of minerals and metals.

The price of precious and base metal prices can fluctuate widely and is affected by numerous factors including demand, inflation, strength of the U.S. dollar and other currencies, interest rates, gold sales by the central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major producing regions. In addition, prices are sometimes subject to rapid short-term changes because of speculative activities. Even if the Corporation discovers commercial amounts of metals on its properties, it may not be able to place the property into commercial production if precious and base metal prices are not at sufficient levels.

  Fluctuation in Market Value

The price of the Common Shares may be affected by global macroeconomic developments and market perceptions of the attractiveness of particular industries and location of assets, which may increase the volatility of Common Share prices. The price of the Common Shares will also be affected by the Corporation's financial conditions or results of operations as reflected in its liquidity position and earnings reports.

Other factors unrelated to the Corporation's operations and performance that may have an affect on the price of the Common Shares include: the lessening in trading volume and general market interest in the Corporation's securities may affect an investor's ability to trade significant numbers of shares; the size of the Corporation's public float may limit the ability of some institutions to invest in the Corporation's securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation's securities to be delisted further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Corporation's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

  Dividend Policy

No dividends on the Common Shares have been paid to date. The Corporation anticipates that, for the foreseeable future, it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including the Corporation's operating results, financial condition, and current and anticipated cash needs.

  Public Company Obligations

As a publicly listed corporate entity, the Corporation is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSXV, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The Corporation's efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.

DIVIDENDS

Since its incorporation, Osisko Development has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on Osisko Development's financial needs to fund its exploration programs and its future financial growth and any other factors that the board deems necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the next financial year. Osisko Development is limited in its ability to pay dividends on its common shares by generally applicable restrictions under corporate law referred to "solvency tests". See "Risk Factors".

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Osisko Development is authorized to issue an unlimited number of common shares without nominal or par value.

The rights, privileges, conditions and restrictions attaching to the Common Shares, as a class, are equal in all respects and include the following rights.

Dividends

The holders of the Common Shares shall have the right to receive, if, as and when declared by the Board, any dividend on such dates and for such amounts as the Board may from time to time determine.

Participation in case of Dissolution or Liquidation

The holders of the Common Shares shall have the right, upon the liquidation, dissolution or winding-up of Osisko Development, to receive the remaining property of Osisko Development pro-rata among all holders of Common Shares.

Right to Vote

The holders of the Common Shares shall have the right to one (1) vote per share at any meeting of the shareholders of Osisko Development.

As of May 19, 2022, 47,593,251 post-Consolidation Common Shares were issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Common Shares

The Common Shares began their listing on the TSX-V following the Corporation's Reverse Takeover Transaction in December 2020. The following table sets forth the price range and trading volume for the Common Shares on the TSX-V, listed under the symbol "ODV", for the most recently completed financial year.

Date	High ($)	Low ($)	Volume
May 4, 2022 - May 19, 2022	14.99	9.51	191,079
Mai 1, 2022 - May 3, 2022	4.35	4.03	105,720
April 2022	4.80	3.98	2,402,221
March 2022	4.74	4.10	4,172,794
February 2022	5.29	4.26	3,933,122
January 2022	5.02	4.08	664,917
December 2021	4.97	3.89	763,404
November 2021	5.68	4.84	596,738
October 2021	5.80	5.05	507,195
September 2021	5.70	5.00	399,468
August 2021	6.35	5.01	588,514
July 2021	7.07	6.06	521,609
June 2021	7.37	6.76	447,190
May 2021	7.74	6.95	571,210
April 2021	7.67	7.07	333,617
March 2021	8.29	7.2	556,557
February 2021	9.00	7.54	867,931
* Figures shown as from May 4, 2022 are post-Consolidation.

The closing price of the Common Shares on the TSX-V on May 19, 2022 was $10.10.

There are 14,789,373 Warrants that were listed under the symbol “ODV.WT”, and began trading on TSX-V on October 25, 2021. The following table sets forth the price range and trading volume for the Warrants on the TSX‑V for the periods listed below.

Date	High ($)	Low ($)	Volume
May 4, 2022 - May 19, 2022*	0.50	0.35	37,707
May 1, 2022 - May 3, 2022	0.61	0.45	7,600
April 2022	0.85	0.60	30,988
March 2022	0.55	0.40	46,704
February 2022	0.75	0.55	31,958
January 2022	0.60	0.50	43,413
December 2021	0.55	0.55	32,250
November 2021	0.60	0.89	37,431
October 25, 2021 - October 31, 2021	0.70	0.70	12,700

As of May 19, 2022, there are an aggregate of 24,315,225 Warrants outstanding. As a result of the Consolidation that took effect on May 4, 2022 of three (3) pre-Consolidation Common Shares for one (1) post-Consolidation Common Share, each Warrant entitles the holder to purchase one-third (1/3) of a post-Consolidation Common Share. Accordingly, a Warrant holder will be required to exercise three (3) whole Warrants in order to purchase one whole post Consolidation Common Share.

The Warrants were issued pursuant to four warrant indentures dated (i) October 29, 2020, as supplemented on December 30, 2020, among the Corporation, Osisko Development Holdings Inc. and TSX Trust Company, as warrant agent (the “Warrant Agent”); (ii) December 30, 2020 between the Corporation and the Warrant Agent; (iii) January 8, 2021 between the Corporation and the Warrant Agent; and (iv) February 5, 2021 between the Corporation and the Warrant Agent. In connection with the listing of the Warrants on the TSX‑V, each of the warrant indenture were amended by a supplemental warrant indenture dated September 30, 2021 to merge all of the outstanding Warrants from the warrant indenture to the new warrant indenture with the effect of treating the outstanding Warrants as a single class of purposes of the listing of the Warrants on the TSX-V and as a single mandate for the Warrant Agent.

In connection with the Non-Brokered Offering and the Brokered Offering, the Corporation entered into a warrant indenture dated March 2, 2022 with the Warrant Agent providing for the issue of up to 23,258,750 Warrants upon conversion of the Subscription Receipts, as well as a supplemental warrant indenture dated March 29, 2022.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of the Corporation that were outstanding as of December 31, 2021 but not listed or quoted on a marketplace are the Options, the RSUs and the DSUs.

The price at which such securities have been issued by Osisko Development during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued are detailed hereinbelow.

Options

The following table sets forth the number of Options granted during the most recently completed financial year, the date of grant and the exercise price thereof. As of the date of this AIF, the Corporation has granted a total of 2,204,700 pre-Consolidation Options pursuant to the Option Plan and 2,065,600 pre-Consolidation Options are outstanding as at May19, 2022.

Date of Grant	Number of pre-Consolidation Options	Pre-Consolidation Exercise Price Per Option
June 23, 2021	547,100	$7.10
August 16, 2021	149,700	$5.63
November 12, 2021	263,100	$5.40

RSUs

The following table sets forth the number of RSUs granted during the most recently completed financial year, the date of grant and the grant price thereof. As of the date of this AIF, the Corporation has granted a total of 1,057,450 pre-Consolidation RSUs pursuant to the RSU Plan and 1,036,180 pre-Consolidation RSUs are outstanding as at May 19, 2022. RSUs provide the right to receive payment in the form of post-Consolidation Common Shares, cash or a combination of post-Consolidation Common Shares and in cash, at the Corporation's discretion.

Date of Grant	Number of pre-Consolidation RSUs	Pre-Consolidation Grant Price Per RSU
June 2, 2021	458,450	$7.29
June 23, 2021	485,600	$7.10
August 16, 2021	113,400	$5.63

DSUs

The following table sets forth the number of DSUs granted during the most recently completed financial year, the date of grant and the grant price thereof. As of the date of this AIF, the Corporation has granted a total of 239,350 pre-Consolidation DSUs pursuant to the DSU Plan. DSUs provide the right to receive payment in the form of Common Shares, of which a maximum of 3,000,000 pre-Consolidation Common Shares are reserved for issuance, cash or a combination of post-Consolidation Common Shares and cash, at the Corporation's discretion:

Date of Grant	Number of pre-Consolidation DSUs	Pre-Consolidation Common Share Price at the time of Grant
May 14, 2021	41,700	$7.14
May 20, 2021	27,030	$7.40

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

In connection with the Reverse Takeover Transaction, the TSX-V has granted a waiver from the requirements under the TSX-V Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions, which subjects securities of the Corporation held by directors, officers and Promoters of the Corporation to an escrow.

DIRECTORS AND OFFICERS

Name, Place of Residence and Principal Occupation

The following table sets out the directors and officers of the Corporation as at December 31, 2021, together with their province or state and country of residence, positions and offices held, principal occupations during the last five (5) years and the years in which they were first appointed as directors and/or officers of the Corporation.

Name and place of residence	Principal occupation during the last five (5) years (1)	Director and/or Officer since
Sean Roosen(2) Québec, Canada Chair of the Board of Directors and Chief Executive Officer	Chair of the Board of Directors and CEO of Osisko Development (November 2020 - Present). Executive Chair of the Board of Directors of Osisko Gold Royalties (November 2020 - Present). Chair of the Board of Directors and CEO of Osisko Gold Royalties (2014 - November 2020). Chair of the Board of Directors and CEO of Osisko Green Acquisition Limited	2020
Charles E. Page(3)(4) Ontario, Canada Lead Director	Corporate Director (2014 - Present). Professional Geologist. Director of Osisko Gold Royalties. (2014 - Present)	2020
John Burzynski(2) Ontario, Canada Director	Executive Chairman, Chief Executive Officer and Director of Osisko Mining (September 2020 - Present). President and Chief Executive Officer and Director of Osisko Mining (August 2015 - September 2020).	2020
Joanne Ferstman(3)(5) Ontario, Canada Director	Corporate Director on a number of public company boards (2014 - Present).	2020
Marina Katusa(2) British Columbia, Canada Director	Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017.	2021
Michèle McCarthy(4)(5) Ontario, Canada Director	President of McCarthy Law Professional Corporation (2003 - Present). President and CEO of Independent Review Inc. (2019 - Present).	2020
Duncan Middlemiss(3)(5) Ontario, Canada Director	President and CEO of Wesdome Gold Mines Ltd. (2016 - Present).	2020
Éric Tremblay(3)(4) Québec, Canada Director	COO of Dalradian Resources Inc. (2015 - Present).	2020
Chris Lodder Ontario, Canada President	President of Osisko Development (November 2020 - Present). President and CEO of Barkerville (2016 - Present). President and Founder of Talisker Exploration Services Inc.	2020
Alexander Dann Ontario, Canada Chief Financial Officer & VP Finance	CFO and Vice President, Finance of Osisko Development since February 2021. Principal of The CFO Centre from July 2020 to February 2021. CFO of The Flowr Corporation from November 2017 to March 2020.	2021
André Le Bel Québec, Canada Corporate Secretary	Corporate Secretary of Osisko Development. He is also the Vice President, Legal Affairs and Corporate Secretary of Falco Resources and the Vice President, Legal Affairs and Corporate Secretary of Osisko Gold Royalties.	2021
Maggie Layman British Columbia, Canada Vice President, Exploration	Vice President, Exploration of Osisko Development (November 2020 - Present). Vice President, Exploration of Barkerville (2018 - Present). Manager, Exploration of Barkerville (2015 - 2018).	2020
Jean-François Lemonde Québec, Canada Vice President, Investor Relations	Vice President, Investor Relations of Osisko Development. Managing Director - Institutional equity sales at Desjardins Capital Markets (2016 - 2020).	2020

Name and place of residence	Principal occupation during the last five (5) years (1)	Director and/or Officer since
Luc Lessard Québec, Canada Chief Operating Officer	Chief Operating Officer of Osisko Development (November 2020 - Present). President and CEO of Falco Resources Ltd. (2014 - Present). Senior Vice President, Technical Services of Osisko Gold Royalties (2015 - 2020).	2020
Chris Pharness British Columbia, Canada Vice President, Sustainable Development	Vice President, Sustainable Development of Osisko Development (November 2020 - Present). Vice President, Environment & Sustainability of Barkerville (2016 - Present).	2020
Martin Ménard Québec, Canada Vice-President, Engineering and Construction	Vice-President, Engineering and Construction of Osisko Development (August 2021 - Present). Chief Operating Officer at AEX Gold Inc. (2019 - 2021).	2021
François Vézina Québec, Canada Senior Vice President, Project Development, Technical Services & Environment	Senior Vice President, Project Development, Technical Services & Environment of Osisko Development (November 2020 - Present). Vice President, Technical Services of Falco Resources (2017 - Present). Vice President, Project Development and Environment (2021 - Present) COO of Barkerville (2018 - 2019). Vice President, Projects of Barkerville (2017-2018).	2020

Notes:

(1) The information as to principal occupations has been furnished by each director and/or officer individually.

(2) Member of the Environmental and Sustainability Committee. Mr. Éric Tremblay is the Chair of the Environmental and Sustainability Committee.

(3) Member of the Human Resources Committee. Mr. Duncan Middlemiss is the Chair of the Human Resources Committee.

(4) Member of the Corporate Governance and Nomination Committee. Mr. Éric Tremblay is the Chair of the Governance and Nomination Committee.

(5) Member of the Audit and Risk Committee. Ms. Michèle McCarthy is the Chair of the Audit and Risk Committee.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer

Mr. Sean Roosen is the Chair of the Board of Directors and Chief Executive Officer of Osisko Development. Mr. Roosen is the Executive Chair of Osisko Gold Royalties and was Chair and Chief Executive Officer of Osisko Gold Royalties from June 2014 to November 2020. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund. Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, president, chief executive officer and director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko Gold Royalties. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally. In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining". In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.  Mr. Roosen serves on the boards of directors of Osisko Mining Inc., as Chair and Chief Executive Officer of Osisko Development and as Chair and Chief Executive Officer of Osisko Green Acquisition Limited.  He previous served on the board of directors of Victoria Gold Corp. (2018 - 2021), Barkerville Gold Mines Ltd. (2015 - 2019), Condor Petroleum Inc. (2011-2019), Dalaradian Resources Inc. (2010 - 2018) and Falco Resources Ltd. (2014 - 2019).

Charles E. Page, Lead Director

Mr. Charles E. Page is a corporate director and has more than 40 years of experience in the mineral industry. During his career, Mr. Page has held progressive leadership roles in developing strategies to explore, finance and develop mineral properties in Canada and internationally. Mr. Page worked at Queenston Mining Inc. in various capacities, including President and Chief Executive Officer from 1990 to its sale to Osisko Mining Corporation in 2012. Mr. Page is a Director of Osisko Gold Royalties and the Lead Director of Osisko Development and also serves on the board of directors of Unigold Inc.  Mr. Page holds a Bachelor of Science degree in Geological Science from Brock University and a Master of Science degree in Earth Science from the University of Waterloo. He is a Professional Geologist registered in the province of Ontario and Saskatchewan and is also a Fellow of the Geological Association of Canada.

John Burzynski, Director

Mr. John Burzynski currently serves as the Executive Chairman, Chief Executive Officer and director of Osisko Mining Inc., and has been a director of Osisko Mining since its incorporation in February 2010. Mr. Burzynski is currently a director of Osisko Gold Royalties and, from June 2014 to August 2016, also served as the Senior Vice President, New Business Development of Osisko Gold Royalties. Mr. Burzynski is currently a director and Chairman of the Board of O3 Mining Inc. and a director of Osisko Green Acquisition Limited. Mr. Burzynski holds a Bachelor of Science (Honours) degree in Geology from Mount Allison University and a Master of Science in exploration and mineral economics from Queen's University. He is a registered P.Geo. in the province of Québec and has over 30 years of experience as a professional geologist on international mining and development projects. Mr. Burzynski will not be standing for re-election and his tenure as director will end on April 26, 2022 following the annual and special meeting of shareholders of the Corporation.

Joanne Ferstman, Director

Ms. Joanne Ferstman is a corporate director who has been serving on a number of public company boards and has over 20 years of progressive experience in the financial industry. She has been Lead Director of Osisko Gold Royalties since 2014. Ms. Ferstman currently serves as Chair of the board of Dream Unlimited Corp.  Ms. Ferstman was appointed to the Board of Directors of the Corporation as a nominee of Osisko Gold Royalties in accordance with the terms and conditions of an Investment Agreement.  She will not be standing for re-election and her tenure as director will end on April 26, 2022 following the annual and special meeting of shareholders of the Corporation. Ms. Ferstman also serves as a director of Cogeco Communications Inc. and ATS Automation Tooling Systems Inc. She was formerly a director of Aimia Inc. (June 2008 to June 2017) and Dream Office REIT (June 2003 to May 2018). Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant. Ms. Ferstman will not be standing for re-election and her tenure as director will end on April 26, 2022 following the annual and special meeting of shareholders of the Corporation.

Marina Katusa, Director

Ms. Marina Katusa has over fifteen years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She earned a Masters of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia.  She is currently a member of the Board of Directors of Silvercorp Metals Inc. and was previously on the Board of Family Services of Greater Vancouver.

Michèle McCarthy, Director

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy is the Chair of the Audit and Risk Committee of Osisko Development Inc. and a director of Russell Investments Corporate Class Inc. and of Bitcoin Well as well as a director of private companies.  She was the Chair of the Boards of Sandy Lake Gold Inc., Big 8 Split Inc. TD Split Inc. and 5 Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission.

Within the not-for-profit sector, Ms. McCarthy serves on the boards of the McMichael Foundation, The Queen's Own Rifles of Canada (Senate) and the Honourable Company of Freemen of the City of London in North America.  She also served on the boards of Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital.

Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors and the CDI.D Certified Board Candidate in the USA.

Duncan Middlemiss, Director

Mr. Duncan Middlemiss, P.Eng, is the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013.  Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association and remains active in the organization.  Mr. Middlemiss holds B.Sc. in mining engineering at Queen's University.

Éric Tremblay, Director

Mr. Éric Tremblay has more than 25 years of mine building and mine operations experience, mostly at underground mining operations, culminating in his current position as Chief Operating Officer of Dalradian Resources Inc. and in his previous position as General Manager at Canada's largest gold mine, Canadian Malartic, which is jointly owned by Agnico-Eagle Mines Limited and Yamana Gold Inc. In 2014, his team achieved a record of more than 500,000 ounces of production at a cost under $700/oz. Previously, Mr. Tremblay was General Manager at IAMGOLD's Westwood Project, where he participated in closure of the Doyon Mine and construction of the Westwood Project. Mr. Tremblay was charged with completing the permitting, scoping study, feasibility study, surface construction and underground development at Westwood. Further, while at IAMGOLD, he was General Manager of the Sleeping Giant Mine, an underground mine using multiple mining methods (long hole, shrinkage, room and pillar). His mandate was to optimize production and return the mine to profitability. Previous positions included Underground Superintendent at Cambior's Mouska Mine, Underground Captain/Project Engineer/Senior Supervisor over a seven-year period at Cambior and Barrick's Doyon Mine, where he was involved in mine-planning, construction, development and production. Since September 2020, he serves on the board of directors of Nighthawk Gold Corp. and on the board of directors of Talisker Resources Ltd. since November 2020. Mr. Tremblay graduated from Laval University with a B.Sc. in mining engineering and mineral processing.

Chris Lodder, President

Mr. Chris Lodder has more than 30 years' experience working on and managing Greenfields exploration, Brownfields exploration, and mine development with major and junior mining companies worldwide with the majority of his career focused in the Americas. He has led teams responsible for discoveries of compliant resources containing more than 34 million ounces of gold. He was President, CEO and a director of Barkerville from 2016 until its acquisition by Osisko Gold Royalties in 2019. Mr. Lodder is also the President of Talisker Exploration Services Inc., an Ontario based mining and exploration services company founded by Mr. Lodder and two partners in 2010, whose principal clients are Osisko Gold Royalties and their associated companies. From 1999 to 2010 he was South American Exploration Manager and later the Americas Exploration Manager for AngloGold Ashanti and prior that he had various management roles with Queenstake Resources in South America. He is a volunteer director on the board of the Barkerville Heritage Trust which oversees the management of the Barkerville Historic Town and Park which is a living museum which preserves the history of the Cariboo Gold Rush.

Alexander Dann, Chief Financial Officer & VP Finance

Mr. Alexander Dann is a chartered professional accountant with over 25 years of experience leading financial operations and strategic planning for multinational public companies, primarily in the mining and manufacturing sectors. Mr. Dann is the Chief Financial Officer and Vice President, Finance of Osisko Development and Chief Financial Officer of Osisko Green Acquisition Limited. From November 2017 to March 2020, Mr. Dann served as Chief Financial Officer of The Flowr Corporation, where he successfully guided them from a small private company to a TSX-V publicly traded corporation. Prior to that, Mr. Dann was CFO of Avion Gold Corp. and Era Resources Inc., until their acquisitions by Endeavour Mining Corporation and The Sentient Group, respectively. Mr. Dann also held senior finance roles with Falconbridge Ltd. (now part of Glencore), Rio Algom Limited (now part of BHP Billiton) and Litens Automotive Partnership (a group within Magna International Inc.). Mr. Dann obtained his Chartered Accountant designation in 1995 and holds a Bachelor degree in Business Administration from L'Université Laval in Québec City.

Maggie Layman, Vice President, Exploration

Ms. Maggie Layman is a professional geologist with 14 years' mineral exploration experience in diverse ore deposits throughout Canada. Previously as Barkerville's Exploration Manager, Ms. Layman led the Barkerville team on the Cariboo Project through systematic exploration with technical teams and ensuring compliance of drill programs. Prior to joining Barkerville, Ms. Layman worked as a drill manager and project geologist for Vale and Independence Gold Corp. Ms. Layman holds a B.Sc. from Memorial University of Newfoundland, is registered as a Professional Geologist with the Association of Engineers and Geoscientists of British Columbia and is an active volunteer with the AME Indigenous Relations and Reconciliation Committee.

André Le Bel, Corporate Secretary

Mr. André Le Bel was appointed Corporate Secretary of Osisko Development on February 26, 2021. He was Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation from November 2007 to June 2014.  Mr. Le Bel was a director of RedQuest Capital Corp. until June 2017 and currently serves on the board of directors of Brunswick Exploration Inc., listed on the TSX-V. Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of NioGold Mining Corp. from March 2015 to March 2016 and Corporate Secretary of Falco from November 2015 to November 2016. Since November 2016, he is Vice President, Legal Affairs and Corporate Secretary of Falco. Mr. Le Bel has been appointed Vice President, Legal Affairs and Corporate Secretary of Osisko Gold Royalties in February 2015.

Jean-François Lemonde, Vice President, Investors Relations

Mr. Jean-François Lemonde is joining from Desjardins Capital Markets were he had the role of Managing Director - Institutional equity sales for the past 5 years. Mr. Lemonde is cumulating 20 years of experience in the capital markets with Desjardins Capital Markets, Dundee Capital Markets, GMP Securities, TD Securities and Goldman Sachs. He is a HEC Montreal graduate in Business administration with a Finance concentration.

Luc Lessard, Eng., Chief Operating Officer

Mr. Luc Lessard is a mining engineer with more than 30 years of experience designing, building and operating mines. He was previously Chief Operating Officer of the Canadian Malartic Partnership (owned jointly by Agnico Eagle and Yamana), and prior to that was the Chief Operating Officer and Senior Vice President of Engineering and Construction for Osisko Mining Corporation where he was responsible for the design, construction and commissioning of the world class Canadian Malartic gold mine. During his career, Mr. Lessard has worked on many open pit and underground mine builds and prior to Osisko, Mr. Lessard was Vice President of Engineering and Construction for IAMGOLD and General Manager, Projects for Cambior Inc. Mr. Lessard is President, Chief Executive Officer and director of Falco Resources Ltd and serves on the board of directors of Osisko Metals Incorporated. He served on the board of directors of Nighthawk Gold Corp. from July 2013 to June 2021 and on the board of directors of Highland Copper Company Inc. from November 2015 to February 2019.  Mr. Lessard holds a Bachelor's degree in Mining Engineering, from Université Laval and is a member of the Ordre des ingénieurs du Québec.

Martin Ménard, Vice-President, Engineering and Construction

Mr. Martin Ménard brings fifteen years of experience in various engineering and management roles on energy, mining and mineral processing projects worldwide, including most recently as Chief Operating Officer at AEX Gold Inc. He has held leading technical & managerial roles, notably for Newmont Mining on their Merian Project in Suriname and IAMGOLD on their Essakane project in Burkina Faso. He earned a Master's of Science degree in Economics from the Universitat Pompeu Fabra and a Bachelor degree in Electrical Engineering from the McGill University.

François Vézina, Senior Vice President, Project Development, Technical Services & Environment

Mr. François Vézina is a Mining Engineer with over 20 years of experience in mining industry. He has extensive experience in both surface and underground mining operations, having worked at various mining sites in Canada, Mexico and Finland. Mr. Vézina was the Technical Service Manager for Agnico Eagle Mines Limited and was responsible for overseeing the completion of the feasibility studies of LaRonde II, Pinos Altos and Kittilä. Mr. Vézina participated in the construction and commissioning of Pinos Altos as Mine Development Manager and Kittilä as Mine Operations Manager. He later joined Osisko Mining Corporation and participated in the construction of the Canadian Malartic mine and serve as Mine Operations Manager for over 5 years. Mr. Vézina is recognized for his innovative project development strategies and mining optimization. Since the start of his career, Mr. Vézina has been responsible for the design and engineering of four mines and participated in the construction and development of two other mines. Mr. Vézina pursues his passion by getting involved with universities and colleges by regularly giving lectures on the mining industry. Mr. Vézina holds a Bachelor degree in Mining Engineering and a Master in Business Administration (MBA). He is a registered Engineer (Eng.) in Québec, (P.Eng.) in Ontario and in British Columbia.

Chris Pharness, Vice President, Sustainable Development

Mr. Chris Pharness is an environmental professional with 25 years of environmental and resource management experience in British Columbia and has been with Barkerville since 2013. Mr. Pharness' breadth of experience includes mining, forestry, oil and gas and large scale construction projects, with extensive involvement in fish and wildlife management based research and project management. Much of Mr. Pharness' work and personal history have allowed him to build close relationships with Indigenous Nations, local communities, and regulatory agencies in British Columbia.

The directors of the Corporation are elected annually at each annual general meeting of its shareholders and hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the articles of Osisko Development or until his or her successor is duly appointed or elected.

As at May 19, 2022, all of the directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 150,539 post-Consolidation Common Shares, representing approximately 0.9% of the issued and outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

As at the date of this AIF, no current director or executive officer of the Corporation is, or within the ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

(a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") while that person was acting in that capacity; or

(b) was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of the Corporation, as at the date of this AIF, no current director, and no executive officer, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or within the ten years prior to the date of this AIF has:

(a) been a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of the Corporation, as at the date of this AIF, no current director, executive officer, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Corporation do not devote all of their time to the affairs of Osisko Development. Certain of the directors and officers of the Corporation are directors and officers of other companies, some of which are in the same business as the Corporation. See "Risk Factors - Conflicts of Interest".

The directors and officers of the Corporation are required by law to act in the best interests of the Corporation. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving the Corporation will be made in accordance with their duties and obligations under the applicable laws of Canada.

PROMOTERS

Osisko Gold Royalties is considered to be a Promoter of the Corporation. As of the date hereof, Osisko Gold Royalties beneficially owns, or exercises control over, 100,000,100 pre-Consolidation Common Shares, representing 70% of the issued and outstanding Common Shares.

Pursuant to the Reverse Takeover Transaction and subject to Osisko Gold Royalties retaining the Osisko Retained Royalty Interests, the Corporation acquired the Contributed Osisko Assets by way of a three-cornered Amalgamation among Barolo, Barolo Subco and Osisko Gold Royalties. In connection with the Reverse Takeover Transaction, the Corporation assigned the Contributed Osisko Assets to the Corporation in exchange for 100,000,000 pre-Consolidation Common Shares valued at pre-Consolidation price of $7.50 per Common Share. As such, the total value of consideration paid by the Corporation to Osisko Gold Royalties for the Contributed Osisko Assets is approximately $750 million. The value of the consideration was determined by Osisko Gold Royalties, the Corporation and the market based on the book value of the Contributed Osisko Assets, with the exception of the Contributed Osisko Marketable Securities which were valued at fair market value.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2021 and as of the date hereof, there have been and are no legal proceedings outstanding, threatened or pending, by or against the Corporation or to which the Corporation is a party or to which any of the Corporation's properties are subject, nor to the Corporation's knowledge are any such legal proceedings contemplated, and which could become material to the Corporation.

Regulatory Actions

During the fiscal year ended December 31, 2021 and as of the date hereof, there have been no penalties or sanctions imposed against the Corporation (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in the Corporation. The Corporation has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2021 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of the Corporation, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is TSX Trust Company, Suite 301 - 100 Adelaide Street West, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The material contracts of Osisko Development that are currently in force are the following:

(a) the Amalgamation Agreement;

(b) the warrant indenture dated October 29, 2020 between the Corporation, Barolo and the Warrant Agent;

(c) the underwriting agreement dated December 30, 2020 between the Corporation and the 2020 Underwriters;

(d) the supplemental warrant indenture dated September 30, 2021 between the Corporation and the Warrant Agent;

(e) the membership interest purchase agreement dated January 24, 2022 between Osisko Development, Osisko Utah LLC and IG Tintic LLC;

(f) the share purchase agreement dated January 24, 2022 between Osisko Development, Osisko Utah LLC, Ruby Hollow LLC and Emerald Hollow LLC;

(g) the underwriting agreement dated March 2, 2022 between Osisko Development and the 2022 Underwriters;

(h) the warrant indenture dated March 2, 2022 between the Corporation and the Warrant Agent;

(i) the subscription receipt agreement dated March 2, 2022 between the Corporation, TSX Trust Company and Eight Capital,;

(j) the supplemental warrant indenture dated March 29, 2022 between the Corporation and the Warrant Agent; and

(k) the amending agreement dated March 29, 2022 to the subscription receipt agreement dated March 2, 2022 between the Corporation, TSX Trust Company and Eight Capital.

INTERESTS OF EXPERTS

Ms. Maggie Layman, P. Geo, Vice President Exploration of the Corporation, is named in this AIF as having reviewed and approved certain scientific and technical information as set out in the Appendix A "Material Mineral Project - The Cariboo Project".

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, the auditors of the Corporation, has advised that it is independent with respect to the Corporation within the meaning of the Code of ethics of the chartered professional accountants (Québec).

To the Corporation's knowledge, no person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF, holds more than one percent (1%) beneficial interest, direct or indirect, in any securities or property of the Corporation or an Associate or Affiliate thereof and except for Ms. Layman, no such person is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available electronically on SEDAR at www.sedar.com and on its website at www.osiskodev.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in Osisko Development's management information circular for its annual and special meeting of shareholders held on May 12, 2021. For information relating to compensation and corporate governance related matters, please see sections entitled "Executive Compensation" and "Corporate Governance", respectively, in such management information circular.

Additional financial information is provided in the Corporation's financial statements and Management Discussion and Analysis.

AUDIT AND RISK COMMITTEE

Description of the Audit and Risk Committee

The purpose of the Audit and Risk Committee is to assist the Board in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereon; in selecting, evaluating and, where deemed appropriate, replacing the external auditors; in evaluating the qualification, independence and performance of the external auditors; in its oversight of the Corporation's risk identification, assessment and management program; and in the Corporation's compliance with legal and regulatory requirements in respect of the above.

A copy of the Audit and Risk Committee's Charter is included as Appendix 1 to this AIF.

All members of the Audit and Risk Committee are "financially literate" and/or "financial experts", within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of Osisko Development. In determining accounting or related financial expertise, the Board considers familiarity with accounting issues pertinent to the Corporation, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals' financial sophistication.

Audit and Risks Committee Members

As of December 31, 2021, the members of the Audit and Risks Committee were Ms. Michèle McCarthy (Chair), Mr. Duncan Middlemiss and Ms. Joanne Ferstman.

Relevant Education and Experience

Ms. Michèle McCarthy is the President of McCarthy Law Professional Corporation and President and Chief Executive Officer of Independent Review Inc. She is an experienced corporate director and has significant experience in corporate restructuring and regulatory compliance. Ms. McCarthy is the Chair of the Audit and Risk Committee of Osisko Development Inc. and a director of Russell Investments Corporate Class Inc. and of Bitcoin Well as well as a director of private companies.  She was the Chair of the Boards of Sandy Lake Gold Inc., Big 8 Split Inc. TD Split Inc. and 5 Banc Split Inc. She also served as a director and member of the Audit Committee and Risk Management Committees at Equity Financial Holdings Inc. She is the former Chair of the Toronto Port Authority and member of the Small Business Advisory Committee of the Ontario Securities Commission. Within the not-for-profit sector, Ms. McCarthy serves on the boards of the McMichael Foundation, The Queen's Own Rifles of Canada (Senate) and the Honourable Company of Freemen of the City of London in North America.  She also served on the boards of Canada's National Ballet School, the St. George's Society of Toronto, the University of Toronto (Trinity College) and the Humber Memorial Hospital. Ms. McCarthy holds an LLB and LLM in Securities Law from Osgoode Hall and has obtained the ICD.D designation from the Institute of Corporate Directors and the CDI.D Certified Board Candidate in the USA.

Mr. Duncan Middlemiss, P.Eng, is the President and Chief Executive Officer and a director of Wesdome Gold Mines Ltd. Prior to joining Wesdome Gold Mines Ltd., he was President and Chief Executive Officer and a director of St. Andrew Goldfields Ltd. until its acquisition by Kirkland Lake Gold Inc. in January 2016. Mr. Middlemiss joined St. Andrew Goldfields Ltd. in July 2008 as General Manager and Vice President Operations, later assuming the role of Chief Operating Officer. He was appointed as President and Chief Executive Officer in October 2013.  Mr. Middlemiss has extensive experience in the mining of gold deposits in the Abitibi Greenstone Belt. He is the Past Chair of the Ontario Mining Association and remains active in the organization.  Mr. Middlemiss holds B.Sc. in mining engineering at Queen's University.

Ms. Joanne Ferstman is a corporate director who has been serving on a number of public company boards and has over 20 years of progressive experience in the financial industry. She has been Lead Director of Osisko Gold Royalties since 2014. Ms. Ferstman currently serves as Chair of the board of Dream Unlimited Corp.  Ms. Ferstman was appointed to the Board of Directors of of the Corporation as a nominee of Osisko Gold Royalties in accordance with the terms and conditions of an Investment Agreement.  She will not be standing for re-election and her tenure as director will end on April 26, 2022 following the annual and special meeting of shareholders of the Corporation. Ms. Ferstman also serves as a director of Cogeco Communications Inc. and ATS Automation Tooling Systems Inc. She was formerly a director of Aimia Inc. (June 2008 to June 2017) and Dream Office REIT (June 2003 to May 2018). Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

External Auditor Service Fees

The aggregate fees billed by the Corporation's external auditor in each of the last two (2) fiscal years are as follows:

	2021	2020
Audit fees	307,968	350,000
Audit-related fees(1)	66,150	20,300
Tax fees(2)	38,325	40,912
All other fees(3)	-	24,150
Total	412,443	435,362

NOTES:

(1) Audit fees include services rendered in connection with the audit of the Corporation's annual consolidated financial statements. Audit fees were higher in 2020 primarily due to the services rendered in relation to the Filing Statement of Barolo Ventures Corp. dated as of November 20, 2020 in respect of the RTO Transaction.

(2) Audit-related fees were related to translation services for the financial statements and in connection with the proposed listing of the Corporation's Common Shares on the New York Stock Exchange.

(3) These tax-related fees were incurred in connection with the RTO Transaction and other tax consulting fees involving subsidiaries of the Corporation.

APPENDIX 1

OSISKO DEVELOPMENT CORP.
(the "Corporation")

AUDIT AND RISK COMMITTEE CHARTER

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the board of directors of the Corporation (the "Board of Directors"):

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5.  in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

  as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence"); and
  a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F2 of National Instrument 52-110.

A report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110") and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of by-laws relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to be at all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors judgements about the quality of the entity's accounting principles; and

• reviews of interim financial information conducted by the external auditors.

(iv) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor (as applicable) the Corporation's risk management program including the revenue protection program. This function should include:

> risk assessment;

> quantification of exposure;

> risk mitigation measures; and

> risk reporting;

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Internal Whistle Blowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(v) to discuss with the Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vi) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(vii) to periodically review with management the need for an internal audit function; and

(viii) to review, and discuss with the Corporation's Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation under the requirements of securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions;

5. to create an agenda for the ensuing year;

6. to review quarterly the expenses of the Chief Executive Officer;

7. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

8. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

  perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and
  Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit and Risk Committee determines to be appropriate.

SCHEDULE A - MATERIAL MINERAL PROJECT - CARIBOO PROJECT

Current Technical Report

The most recent technical report filed by the Corporation relating to Cariboo Project ("Cariboo Technical Report") titled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Project, British Columbia, Canada" dated October 5, 2020, with an effective date of October 5, 2020.

Information Contained in this Section

Where appropriate, certain information contained in this AIF updates information derived from the Cariboo Technical Report. Any updates to the scientific or technical information derived from the Cariboo Technical Report and any other scientific or technical information in respect of the Cariboo Technical Report contained in this Annual Information Form were prepared by or under the supervision of Ms. Maggie Layman, Vice President Exploration of the Corporation, who is a "qualified person" for purposes of NI 43-101.

The Cariboo Technical Report is the most recent technical report available with respect to the Cariboo Project. The Cariboo Technical Report is subject to certain assumptions, qualifications and procedures described therein. Reference should be made to the full text of the reports, which have been filed with Canadian securities regulatory authorities pursuant to NI 43-101 and are available for review on SEDAR (www.sedar.com) under the applicable reporting issuer's issuer profile. The Cariboo Technical Report is not and shall not be deemed to be incorporated by reference to this AIF.

Property Description and Location

The Cariboo Project is located in the historic Wells-Barkerville mining camp (also known as the Cariboo Gold District) of British Columbia and extends for approximately 77 km from northwest to southeast. The main towns in the Cariboo Project area are Wells and Barkerville Historic Town & Park. Wells is situated 74 km east of Quesnel, approximately 115 km southeast of Prince George, and approximately 500 km north of Vancouver (Figure 1).

The Cariboo Project consists of 412 mineral titles totaling 155,147.09 ha across two (2) contiguous property blocks known as the Cariboo Main Block and the QR Mill Property. These mineral titles include mineral claims, mineral leases, placer claims and placer leases. These titles grant Barkerville the rights to explore for metal mineralized materials in bedrock or talus rock, including rock and other materials from mine tailings, dumps and previously mined deposits of minerals, as set out in the Mineral Tenure Act (British Columbia).

Barkerville holds all 36 QR Mill mineral titles (consisting of 1 mineral lease and 35 mineral claims) and 359 of the 376 mineral titles comprising the Cariboo Main Block. The remaining 17 mineral titles are jointly owned with other companies and individuals: a 97.5% interest in six (6), an 85% interest in two (2), and a 50% interest in the other nine (9) mineral titles.

The Cariboo Project also contains 247 surveyed land parcels from Crown-granted mineral claims (3166.56 ha) that overlap many of the mineral titles, where Barkerville is the registered owner on title of the surface and/or holds the undersurface rights to the parcels.

All the wholly-owned Cariboo Main Block mineral claims (303 out of 320) are registered in the name of Barkerville. All 36 QR Mill mineral titles are held 100% by Barkerville. The remaining 17 Cariboo Main Block mineral claims are registered jointly with various other companies and individuals. All mineral titles held entirely or partially by Barkerville are in good standing in the Minerals Titles Online database.

The Cariboo Project is subject to various royalties, agreements and encumbrances, as discussed below.

Figure 1 - Location of the Cariboo Project

The Cariboo Project is subject to various royalties, agreements and encumbrances, as discussed below.

Required Permits and Status

The Cariboo Project requires a provincial environmental assessment because it exceeds the following threshold under the Reviewable Projects Regulation (B.C. Reg. 243/2019): "A new mine facility that, during operations, will have a production capacity of >75,000 tonnes/year (t/yr) of mineral ore".

The Cariboo Project will require review as per the BC Environmental Assessment Act 2018, and issuance of an Environmental Assessment Certificate. An initial Project Description and Engagement Plan have been submitted to the BC Environmental Assessment Office to initiate the provincial environmental assessment process.

In addition to the provincial environmental assessment approval, the federal and provincial permits, approvals and Authorizations that could potentially be applicable to the proposed Project includes:

Federal Permits and Approvals potentially applicable to the Cariboo Project

  Fisheries Act Authorization

  Migratory Birds Convention Act

  Navigation Convention Act

  Navigation Protection Program Notification and/or Approval

  Species at Risk Act Authorization

  Explosive Magazine, Factory Licenses and Permits

  Transportation of Dangerous Goods

Provincial Permits and Approvals potentially applicable to the Cariboo Project

  Mines Act Permit

  Effluent Discharge Permit and Waste Storage Approval

  Heritage Conservation Act Permits

  Heritage Conservation Act Concurrence Letters

  License of Occupation

  Statutory Right of Way

  Wildlife Act Permit

  Construction Permit for a Potable Water Well

  Water System Construction Permit

  Short Term Use of Water Permit

  Water Sustainability Act Approval

  Water License

  Licenses to Cut and Special Use Permit

  Industrial Access Permit

  Permit for Regulated Activities

As the Cariboo Project proceeds, specific permit requirements will be determined based on discussions with the regulatory agencies.

Agreements with Osisko Gold Royalties Ltd

On November 30, 2015, Barkerville entered into a letter agreement with Osisko Gold Royalties whereby Osisko Gold Royalties agreed to purchase 32 million common shares of Barkerville and a 1.5% NSR royalty on the Cariboo Project. In connection therewith, Osisko Gold Royalties agreed to acquire 32 million flow-through common shares of Barkerville at a price of $0.32 per share, for total proceeds to Barkerville of $10,240,000.

Osisko Gold Royalties also agreed to acquire a 1.5% NSR royalty on the Cariboo Project for a cash consideration of $25 million. Osisko Gold Royalties and Barkerville also agreed to negotiate a gold stream agreement following the completion by Barkerville of a feasibility study on the Cariboo Project. According to the terms, following a 60-day negotiation period, if Osisko Gold Royalties and Barkerville had not entered into a gold stream agreement, Barkerville would either grant a right to Osisko Gold Royalties to purchase an additional 0.75% NSR royalty for consideration of $12.5 million or make a payment of $12.5 million to Osisko Gold Royalties.

On March 27, 2017, Barkerville announced it had entered into a letter agreement with Osisko Gold Royalties whereby Osisko agreed to purchase an additional 0.75% NSR royalty on the Cariboo Project for a cash consideration of $12,500,000 (paid). At the time, Osisko Gold Royalties owned a total NSR royalty of 2.25% on all mineral current rights held by Barkerville. The grant of the additional royalty would cancel Osisko Gold Royalties' royalty right, which was granted pursuant to the investment agreement between Osisko Gold Royalties and Barkerville dated February 5, 2016; however, Osisko Gold Royalties would retain a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo Project.

On September 5, 2018, Barkerville entered into the Second Amended and Restated Royalty Purchase Agreement whereby Osisko Gold Royalties purchased an additional 1.75% NSR royalty on the Cariboo Project for a cash consideration of $20,000,000 (paid), with an option for Osisko Gold Royalties to purchase an additional 1.0% NSR royalty for $13,000,000 to bring the Cariboo Project NSR to 5%. On November 20, 2020, Osisko exercised the option to purchase an additional 1% NSR royalty on the Cariboo Project, thus bringing the NSR royalty to 5%.

On September 23, 2019, Barkerville and Osisko Gold Royalties entered into a definitive agreement, pursuant to which Osisko Gold Royalties acquired all of the issued and outstanding common shares of Barkerville that it did not already own by way of a plan of arrangement pursuant to which each shareholder of Barkerville (excluding Osisko Gold Royalties) received 0.0357 of an Osisko Gold Royalties Share for each Barkerville Share held.

On November 21, 2019, the Arrangement became effective and resulted in Barkerville becoming a wholly-owned subsidiary of Osisko Gold Royalties.

On October 5, 2020, Osisko Gold Royalties and Barolo announced a binding letter agreement outlining the terms upon which Osisko Gold Royalties would transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo Gold Project, and a portfolio of marketable securities, to Barolo in exchange for common shares of Barolo, which resulted in a "reverse take-over" of Barolo under the policies of the TSX-V.

Surface Rights Option Agreements

Table 1 lists the properties where Barkerville owns the surface rights as well as the underlying option agreements under which the properties rights were acquired.

Table 1 - Barkerville surface rights option agreements

PID	District Lot	Title #	Crown Grant #	Fee simple Owner	Agreement Name	Vendee	Vendor	Execution Date
004-056-582	41F	BB1960681	41F/34	Barkerville	Myrtle-Proserpine & Promise Properties	BGM	Huakan International Mining Inc.	2011-May-05
004-056-710	1F	CA6623323	1F/34	Barkerville	Williams Creek Crown Grants	BGM	Williams Creek Gold	2016-May-02
004-056-736	1B	CA6623292	1B/35	Barkerville	Williams Creek Crown Grants	BGM	Williams Creek Gold	2016-May-02
004-056-752	32F	CA4347922	32F	Barkerville	Williams Creek Crown Grants	BGM	Williams Creek Gold	2016-May-02
004-056-787	4B	CA4347919	4B/35	Barkerville	Williams Creek Crown Grants	BGM	Williams Creek Gold	2016-May-02
004-078-543	2F	CA3322186	2F/34	Barkerville	Blackbull & Canusa	International Wayside Gold Mines Ltd	Grand Lowhee Mining Co. Ltd	2000-Jul-28
004-078-560	42F	CA332187	42F	Barkerville	Blackbull & Canusa	International Wayside Gold Mines Ltd	Grand Lowhee Mining Co. Ltd	2000-Jul-28
004-078-578	17F	CA3322185	17F/34	Barkerville, Golden Cariboo Resources Ltd	Xmas Claims	Golden Cariboo Resources Ltd	P. Wright Contracting Ltd	2002-Oct-30
004-078-608	35F	CA5682814	35F/34	Barkerville	35F St George	BGM	Prairie Flower Company Inc.	2016-Nov-14
004-078-632	5F	FB503371	5F/34	Barkerville	4050 Bowron Lake Rd (Ballarat)	BGM	Jane Ball	2019-Jun-10
004-086-627	2B	CA3393199	2B/35	Barkerville	District Lot 10518 & Crown Grant 2B	Island Mountain Gold Mines Ltd	P. Wright Contracting Ltd	2006-Jan-27
004-086-872	20F	PT5233, PC16246	20F/34	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines	1997-Apr-15
004-086-902	30F	PT5234, PC16247	30F	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines	1997-Apr-15
004-087-054	39F	PT5232, PC16245	39F	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines	1997-Apr-15
004-087-097	38F	PT5235, PC16248	38F	Barkerville	Island Mountain & Mosquito Creek Properties	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines	1997-Apr-15
006-787-592	131	CA3322184	4215/55	Barkerville	Parcel B Block 7 DL 131 - 12422 Barkerville Hwy	International Wayside Gold Mines Ltd	Kenneth Pollock	1999-Nov-13
008-218-803	10518	CA3393918	5313/624	Barkerville	District Lot 10518 (PARCEL A)	BGM	Elizabeth Van Halderen (Premanco Industries Ltd)	2013-Jan-21
008-801-908	93	CA3322180	35/36	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines Ltd	1994-Oct-03

PID	District Lot	Title #	Crown Grant #	Fee simple Owner	Agreement Name	Vendee	Vendor	Execution Date
014-385-643	7795	CA3322188	5436/625	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines Ltd	1994-Oct-03
014-385-686	7798	CA3322189	5439/625	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines Ltd	1994-Oct-03
014-385-732	391	CA3322183	2517/101	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd	P. Wright Contracting Ltd	2004-Jun-10
014-385-741	318	CA3322182	535/92	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd	P. Wright Contracting Ltd	2004-Jun-10
014-385-759	92	CA3322179	35/36	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines Ltd	1994-Oct-03
014-982-013	94	CA3322181	35/36	Barkerville	Cariboo Gold Quartz	International Wayside Gold Mines Ltd	Mosquito Consolidated Gold Mines Ltd	1994-Oct-03
015-289-681	10467	CA4347921	385/674	Barkerville	Williams Creek Crown Grants	BGM	Williams Creek Gold	2016-May-02
017-589-517	391	CA4545743	2517/101	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd	P. Wright Contracting Ltd	2004-Jun-10
018-685-056	289	CA6190280	1036/97	Barkerville	District Lot 289 (PARCEL 1)	BGM	Dennis Wayne Manuel	2017-Aug-03
018-856-870	131	CA801713	4215/55	Barkerville	12438 Barkerville Hwy (Hubs Motel)	Barkerville Gold Mines Ltd.	Harald Dietrich Andreesen and Dianne Elaine Andreesen	2019-Aug-19
026-025-906	391	BB1991819	2517/101	Barkerville	P Wright District Lots Mosquito	International Wayside Gold Mines Ltd.	P.Wright Contracting Ltd.	2004-Jun-10

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Cariboo Project is accessible via Highway 26, which branches off Provincial Highway 97 at Quesnel. A network of gravel roads provides access to the Cow, Island and Barkerville mountains. Barkerville's project offices and related facilities are located in the town of Wells. The QR Mill is a wholly-owned and fully permitted milling and tailings facility approximately 110 km from Wells. An all-season road provides access (500 Nyland Lake Road).

The City of Quesnel is the primary supply and service centre for natural resource industries and has the closest regional hospital. Manpower is also available in the region. The Cariboo Project has sufficient power and water to support a mining operation. Canadian National Railway provides rail access from Quesnel to the Port of Vancouver.

Barkerville has sufficient surface rights in the Cariboo Project area for mineral exploration and development operations. These rights are generally conveyed by the issuer's Barkerville's Crown-granted mineral claims or by specific permits, like those related to tailings and waste disposal areas, or water and timber use.

The climate allows for year-round mining operations, and there is enough readily available water to conduct diamond drilling. The Cariboo Project area is subject to a semi-alpine continental climate with cool summers and cold winters. The weather is wet throughout the year, with a mean annual precipitation of up to 120 cm and accumulated snow depths up to 1.8 m. The mean 24-h temperature at Wells-Barkerville at an elevation of approximately 1,256 m (4,121 ft) is -9.2°C in January and 12.3°C in July.

The topography in the Cariboo Project area is mountainous, rising from a low point of approximately 1,190 masl in the incised river valleys around the towns of Wells and Barkerville Historic Town & Park to a peak of 2,060 masl at Roundtop Mountain located 25 km south of Wells. Mount Proserpine, 11 km south of the town, summits at 1,830 masl. The area is well forested, and the mountains are typically covered with subalpine forests, except near their peaks. Vegetation is dominated by Engelmann Spruce (Picea engelmann), Lodgepole Pine (Pinus contorta var. latifolia) and Subalpine Fir (Abies lasiocarpa), accompanied by alders and other deciduous varieties on lower wetter slopes flanking river valleys. Prominent in the subalpine flora is the shrub Rhododendron albiflorum.

History

The Cariboo Project contains several historical mines, including Cariboo Gold Quartz, Aurum and Mosquito Creek.

All "reserves" and "resources" estimates provided in this section are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definitional Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and Osisko Development and Barkerville are not treating the historical estimate as current mineral reserves.

Historical Mines

Cariboo Gold Quartz Mine

Fred Wells purchased the Rainbow claim group from A.W. Sanders and formed Cariboo Gold Quartz Mining Company Ltd in 1927. The Cariboo Gold Quartz Mine operated from 1927 to 1959 at Cow Mountain. Production from the mine was from several zones: No.1, Tailings, Rainbow, Sanders and Pinkerton.

In October 1942, gold mining was classified as a non-war industry by the federal government and received no priority for labour or supplies. As a result, gold mines in British Columbia were unable to hire replacement labour for the duration of the war.

Following the purchase of the Island Mountain Mine in 1954, Cariboo Gold Quartz Mining Company Ltd focused on developing higher grade pyrite-type replacement mineralized material. Subsequent activities in the mine were mainly confined to the No. 1 and Tailings zones below the 1500 level (through the No.1 shaft), in the Rainbow Zone (No. 2 shaft and No. 1-No. 2 shaft connection), in the Sanders Zone (No. 3 shaft), and the Pinkerton Zone.

The mine closed on August 31, 1959.

In 1959, in its 33rd annual report, the company reported book reserves of 95,265 t of mineralized material, including a 1952 reserve write-down of 42,275 t of 9.26 g/t Au and another 52,990 t of 12.69 g/t Au scattered in 51 mineralized material remnants through 13 levels and across a distance of 10,500 ft (3,200 m).

The Cariboo Gold Quartz Mill continued operating using feed from the Aurum Mine until March 1967. During the period between 1933 and 1967, a total of 1,951,944 t of mineralized material were mined, and 863,307 oz of gold and 91,652 oz of silver were recovered (MINFILE number 093H 019). The average recovery during that period was 95.3%.

Island Mountain Mine (Aurum Mine)

In 1925, C.J. Seymour Baker acquired the Aurum Group, at which he worked until 1932.

In 1932, Newmont acquired the Aurum Group and eight (8) adjacent claims to form Island Mountain Mines Company Ltd.

Milling commenced in 1934 at a rate of 50 short tons per day and reached a peak of 149 st/d in 1941. Quartz-type mineralized material in diagonal vein structures and pyrite-type mineralized material in the Aurum limestone unit were both extracted. The mine was developed over a strike length of 4,500 ft (1,371.6 m). After 1945, no further exploration or development was carried out west of the Aurum Fault, and in 1952 the mine suspended active exploration and development.

Under Newmont's ownership, production from the mine was 770,093 st (699,536 t) from which 333,705 oz of gold and 48,130 oz of silver were recovered (MINFILE number 093H 006). The mill also recovered 531 lbs of zinc and 134 lbs of lead.

Cariboo Gold Quartz Mining purchased the mine and equipment from Newmont in 1954 for a sum of $305,000. Underground workings extending northwest from the Island Mountain Mine into the Mosquito Group are formally known as the Aurum Mine. The Cariboo Gold Quartz Mine and Island Mountain Mine do not connect below Jack of Clubs Lake.

Mosquito Creek Mine

Andrew H. Jukes of Calgary acquired the Mosquito Creek claim group and formed Mosquito Creek Gold in 1971 to explore the ground above the Aurum Mine. Surface exploration drilling and underground development from 1971 to 1975 were financed by a joint venture agreement with the Home Oil Company Ltd of Calgary. They conducted an extensive surface and underground exploration and development program on the property. In 1975, Mosquito Creek Gold purchased all of Home Oil Company's interest in the property. Subsequently, Peregrine entered into a joint venture agreement with Mosquito Creek Gold, whereby it ultimately earned a 50% working interest in the property.

A total of 27,384 oz of gold were recovered from 86,248 t of mostly pyrite-type mineralized material milled during the main production period (1980 to 1983). The operation failed due to low initial reserves and a low discovery rate of new mineralized material. The latter was the result of insufficient development at depth and northwest of the Mosquito Fault.

In 1984, Hudson Bay Mining and Smelting Co. Ltd. optioned the property but dropped it after earning a 10% interest. Hudson Bay Mining and Smelting Co. Ltd. sold its interest back to Mosquito Creek Gold, and Peregrine sold its 50% interest to Mosquito.

In 1986, the property was optioned by Hecla Mining Company of Canada Ltd who conducted underground exploration work and then dropped it.

Mining operations were intermittent until 1987 when Mosquito Creek Gold became Mosquito Consolidated Gold Mines Ltd. After the gold price dropped, and new mineralized material became hard to find, the mine closed in 1987. During the period between 1980 and 1987, a total of 92,826 t of mineralized material were mined from which 35,054 oz of gold and 9,750 oz of silver were recovered (MINFILE number 093H 010).

In 1988, Lyon Lake Mines Ltd optioned the property and earned a 50% interest after performing underground exploration.

Surface Work Programs

Cariboo Gold Quartz Mining Company Ltd (1968)

In 1968, Dolmage Campbell and Associates Ltd carried out 5 km of bulldozer trenching on behalf of Cariboo Gold Quartz Mining.

Seventeen (17) trenches approximately 2 m to 2.5 m deep were excavated across the Baker-Rainbow contact over a strike length of 1.6 km on Island Mountain. Pyritic mineralization, 6 m long by 1 m wide, was discovered in Trench J.

Wharf Resources Ltd (1980-1981)

In 1972, Cariboo Gold Quartz Mining amalgamated with Coseka Resources Ltd to form a company with the name of the latter. In April 1973, Wharf Resources Ltd (formerly Plateau Metals and Industries) amalgamated with French Exploration Ltd (a wholly-owned subsidiary of Coseka Resources).

Wharf Resources carried out surface drilling programs in 1980 and 1981 to search for near-surface mineralized material on the Cariboo and Island Mountain claim groups. A total of 7,010 m of percussion drilling and 1,219 m of diamond drilling were completed in 1980 and 1981.

Blackberry Gold Resources Inc. (1988)

In 1987, Blackberry Gold Resources Inc. completed several work programs on the ARCH 1-4 claim group located on Cow and Richfield mountains. The objective of the work was to discover gold mineralization associated with the system of north-striking fault structures. Ground VLF geophysical surveys were used to define conductors inferred to be the strike extension of major faults on the Cariboo Group of Crown-granted mineral claims. Four strong conductive trends were tested along six fences of percussion drill holes for a total of 2,424 m of drilled in 79 holes. This was followed by 2,465 m of diamond drilling in 19 holes.

Pan Orvana Resources Inc. (1989-1991)

On July 12, 1985, Mosquito Creek Gold purchased the Cariboo and Island Mountain claim groups from Wharf Resources Ltd, Pan Orvana Resources Ltd signed the Cariboo Gold Option Agreement on May 20, 1988, obtaining the right to earn a 50% interest in the Cariboo Group, but terminated the agreement in 1991 without exercising the option.

Pan Orvana Resources Ltd excavated 20 surface trenches, drilled four (4) holes and conducted ground geophysical surveys, geochemical sampling programs and geological mapping.

Gold City Mining Corp. (1994-1995)

In 1994 and 1995, Gold City Mining assembled a large land position consisting of 13,000 ha of mineral titles between Mount Tom and the Cariboo Hudson Mine to form the Welbar Gold Project.

Doing so involved seven (7) option agreements, including one that covered the Mosquito Creek, Island Mountain and Cariboo claim groups. The latter was subject to the Cariboo Option Agreement between Mosquito Consolidated Gold Mines Ltd and International Wayside Gold Mines Ltd. lntera Information Technologies Corp. flew a synthetic aperture radar survey in July 1995. DIGHEM I Power completed a regional airborne radiometric- Mag-EM survey of 1,280 line-km, as well as trenching and diamond drilling on some of their properties, including one (1) hole on the Mosquito Creek Group.

From October 1 to November 30, 1995, Gold City Mining conducted a 13-hole (1,865 m) diamond drilling program on the Cariboo-Hudson Property.

Gold City Mining optioned the Cariboo-Hudson Property from Cathedral Gold Corp. in 1994.

In November 1995, Gold City Mining sunk four (4) diamond drill holes (560 m) on the Williams Creek Property. That same month, Gold City Mining drilled two (2) holes (390 m) on the Island Mountain Property.

International Wayside Gold Mines Ltd (1999-2014)

From 1999 to 2014, IWGM drilled 66 holes totaling 8,602 m in surface diamond drilling on the Island Mountain Project.

International Wayside Gold Mines Ltd (1995-2009)

1995-1999 Work Programs

IWGM worked the Cariboo Project area continuously from May 1, 1995. Most of the work was carried out on the main mine trend, either from the surface or underground from the 1200 level adit. In 1998 and 1999, a secondary target, the BC Vein, was explored over a strike length of 384 m by 31 surface drill holes totaling 2,245.2 m. Between 1995 and 1999, IWGM's drilled 104 holes totaling 7,349.4m in surface diamond drilling, 17 holes totaling 654.1m in underground diamond drilling and 135 holes totaling 5,739.9m in underground percussion drilling over the Rainbow, Pinkerton, Sanders, Butts and BC Vein zones.

In the summer of 1997, IWGM carried out a geochemical and prospecting program to find new mineralized showings and generate targets for further exploration. The geochemical surveys yielded 1,079 soil samples, 59 stream sediment samples and 121 rock samples.

The 1999 Estimate comprised measured resources of 7,158,100 t at 2.43 g/t Au for a total of 559,200 oz of gold, indicated resources of 1,394,300 t at 2.02 g/t Au for a total of 90,500 oz of gold, and inferred resources of 802,000 t at 2.06 g/t Au for a total of 53,100 oz of gold.

These "resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the Corporation is not treating the historical estimate as current mineral resources.

2000-2009 Work Programs

IWGM carried out extensive work from 2000 to 2009. During this period, IWGM drilled 336 holes totalling 47,222 m in surface diamond drilling over the BC Vein (88 holes), Bonanza Ledge (121 holes), Cow Mountain (29 holes), Myrtle Property (14 holes), Golfinch (6 holes), Goldfinch and Bonanza Ledge (10 holes), Black Bull (3 holes), Mucho Oro (31 holes), Lowhee Creek (2 holes) as well as 7 groundwater monitoring well holes. In addition, from 2003 to 2004, IWGM drilled 76 holes totalling 6,177.4 m in underground diamond drilling over the Bonanza Ledge zone.

Barkerville Gold Mines Ltd (2010-2014)

From 2010 to 2014, Barkerville engaged in surface diamond drilling on the Cariboo Project and drilled a total of 318 holes (73,700.1 metres). Drilling was done on Bonanza Ledge, Cow Mountain, Island Mountain, Pit Vein Zeon, BC Vein, Souts Gulch and Myrtle Property zones. Details of the work program are set out in the Cariboo Technical Report.

Barkerville Gold Mines Ltd (2015-2019)

During 2015, Barkerville milled 11,275 tonnes of Bonanza Ledge mineralized material at an average head grade of 10.14 g/t Au, a recovery rate of 94%, and an average net operating cost of $877/oz. Based on the results as of February 28, 2015, management decided to cease production and place Bonanza Ledge under care and maintenance.

These "resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the Corporation is not treating the historical estimate as current mineral resources.

In January 2017, Barkerville began commissioning its wholly-owned QR Mill using the low-grade stockpile at the Bonanza Ledge open pit. Material sorting was done at the stockpile, producing relatively high-grade pre-concentrate. By the end of February 2017, Barkerville had transported 2,860 t to the QR Mill for an average grade of 2.94 g/t Au. During the second quarter of 2017, Barkerville began portal and underground development at the Bonanza Ledge Mine to prepare for the processing of in-situ Bonanza Ledge material. A total of 470 m of underground development was completed in 2017, resulting in the processing of approximately 7,000 t of both low-and higher-grade development material at the QR Mill for commissioning and training purposes.

In 2015, Snowden Mining Industry Consultants Pty prepared the 2015 Estimate for Cow Mountain using the multiple indicator kriging method and all of Barkerville's drill hole data available by the end of September 2014. The 2015 Estimate was reported at a cut-off grade of 0.50 g/t Au demonstrated an indicated mineral resource of 35.6 Mt of 2.4 Au g/t and 2.8 Au Moz and inferred mineral resource of 27.5 Mt at 2.3 Au g/t and 2.0 Au Moz. This estimate was based on the results of a Whittle pit optimization to a depth of 1,000 ft (304.8 m) below the surface, around the underground workings of the Cariboo Gold Quartz Mine. The effective date of the 2015 Estimate is March 31, 2015.

These "resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the Corporation is not treating the historical estimate as current mineral resources.

In 2016, Barkerville mandated InnovExplo to complete a NI 43-101 technical report and 2017 MRE for the Barkerville Mountain deposit. GEOVIA GEMS software v.6.7 was used for modelling purposes and the estimation approach, which consisted of 3D block modelling and the ordinary kriging interpolation method. The 2017 MRE for the Barkerville Mountain deposit is reported at a 3.5 g/t cut-off grade demonstrated measured resources of 248,200 t at 8.07 Au g/t and contained Au of 64,400 Moz, indicated resources of 436,700 t at 6.75 Au g/t and contained Au of 94,400 Moz and inferred in-situ resources of 108,100 t at 5.34 Au g/t and contained Au of 18,600 Moz. The effective date of the 2017 Estimate is March 21, 2017.

These "resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the Corporation is not treating the historical estimate as current mineral resources.

In 2017, Barkerville mandated InnovExplo to update the 2017 MRE and prepare the 2018 MRE. The ordinary kriging grade interpolation method was used. The results of the in situ 2018 MRE at the 3.0 g/t cut-off grade indicates a total measured and indicated resource of 8,109,900 t at 6.1 Au g/t and 1,599,000 Au (Oz) and total inferred of 12,731,200 t at 5.2 Au g/t and 2,155,700 Au (Oz). The measured and indicated resource estimate includes the Bonanza Ledge, BC Vein, Mosquito, Shaft, Valley and Cow deposits and the inferred resource estimate includes the BC Vein, Mosquito, Shaft, Valley and Cow deposits. The effective date for the 2018 MRE is May 2, 2018.

These "resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the Corporation is not treating the historical estimate as current mineral resources.

In 2019, Barkerville mandated InnovExplo to review, validate and update the 2018 MRE. The ordinary kriging grade interpolation method was used. The 2019 MRE at the official 3.0 g/t cut-off grade indicates: (i) measured resources at 175,000 t at 6.1 Au g/t and 34,000 ounces (Bonanza Ledge); (ii) total indicated resources of 13,266,000 t at 5.63 Au g/t and 2,401,000 ounces (Bonanza Ledge, BC Vein, Mosquito, Shaft, Valley, Cow); and (iii) total inferred resources of 11,936,000 t at 5.0 Au g/t and 1,922,000 ounces (BC Vein, Mosquito, Shaft, Valley, Cow).

These "Resources" are historical in nature and should not be relied upon. The qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves. It is unlikely they comply with current NI 43-101 requirements or follow CIM Definition Standards, and their relevance and reliability have not been verified. They are included in this section for illustrative purposes only and the Corporation is not treating the historical estimate as current mineral resources.

Drilling and Exploration

From 2015 to 2018, Barkerville's exploration team executed a systematic pipeline approach on the Cariboo Project with surface mapping, geochemical sampling and drilling (diamond and RC). Table 2 summarizes the drilling on the Cariboo Project from 2015 to 2018, and Table 3 summarizes all surface geochemical samples.

Table 2 - Summary of drilling on the Cariboo Project from 2015 to 2018

Deposit	BC Vein and BL		Barkerville Mountain		Cow Mountain		Valley Zone		Shaft Zone		Mosquito Creek		Regional Targets		Total/ Year
Year	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)	(m)	(hole)
2015	33,429	164	7,890	42	-	-	-	-	-	-	-	-	-	-	41,319
2016	8,695	57	2,621	10	32,291	242	-	-	11,290	33	16,027	50	-	-	70,924
2017	4,772	34	3,918	8	4,479	14	41,369	93	93,958	212	13,456	44	-	-	161,952
2018	2,305	14	-	-	67,936	250	503	2	53,609	169	4,597	20	4,903	14	133,853
Total	49,209	269	14,429	60	104,706	506	41,872	95	158,857	414	34,080	114	4,903	14	408,048

Table 3 - Surface geochemical samples collected on the Cariboo Project 2015-2018

Year	Rock sample (qty)						Soil sample (qty)
	Grab	Select	Float	Linear	Channel	Panel
2015	-	25	-	-	-	111	-
2016	81	75	1	17	341	50	4,928
2017	121	42	-	10	11	-	3,775
2018	108	182	25	8	26	4	6,307
Total	310	324	26	35	378	165	15,010

Geological Setting and Mineralization

The Cariboo Project lies within the Kootenay Terrane of the Omineca Tectonic Belt in the south-central Canadian Cordillera. The Omineca rocks were complexly deformed by Middle Jurassic to Early Tertiary compressional tectonics, and by Tertiary transtension and extension. The Kootenay Terrane in the vicinity of the Cariboo Project is subdivided into the eastern Cariboo and western Barkerville subterranes. The Cariboo Subterrane is juxtaposed on the Barkerville Subterrane by the east-dipping Pleasant Valley Thrust.

The Snowshoe Group, central to the Barkerville Subterrane, hosts the Cariboo Project.

The Barkerville and Cariboo subterranes comprise metamorphosed equivalents of continent-derived siliciclastic protoliths with interlayered marble units and granitic orthogneiss. The subterranes are pericratonic their character and are thought to have formed near the current western margin of Laurentia. Various authors suggest that both Barkerville and Cariboo subterranes share the same tectostratigraphic position and depositional environment.

The principal gold-producing areas in the Barkerville Subterrane are in areas of greenschist-grade metamorphism (chlorite grade) and do not extend into amphiboIite-grade domains. The S1 and S2 fabrics are defined by metamorphic muscovite, quartz, albite, chlorite and locally biotite, and its character is governed by rock type. The metamorphic micas generally define foliation suggesting that peak metamorphic temperature coincided with the formation of cleavage.

Lode-gold mineralization on the Cariboo Project shares many characteristics with orogenic gold deposits. Gold mineralization is associated with orogenic silica-carbonate-sericite-pyrite stable fluids moving along secondary permeability induced by the interaction of metamorphic fabrics, sublayer-parallel strike-slip faults, contacts between lithological units, and rheological contrasts between lithologies.

The mineralization is defined in the Cow-Island-Barkerville Mountain Corridor. The Cow/Island segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The Barkerville segment covers a strike length of 3km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.

Five inter-related styles of mineralization are observed on the Cariboo Project:

1. Fault-fill breccia veins subparallel to foliation (S1), hosted in carbonaceous mudstone (BC Vein style);

2. Vertical NE-trending extensional (axial planar) veins dominantly hosted in sandstone units in S3 cleavages (Cow Mountain, Shaft Zone, Mosquito Creek, Lowhee Zone and KL Zone vein mineralization);

3. Fractured moderately dipping ENE-trending shear veins, hosted in sandstone units (Cow Mountain, Shaft Zone, Mosquito Creek, Lowhee Zone and KL Zone vein mineralization);

4. Gold-bearing sulphide replacements hosted in fold hinges of calcareous sandstone units (Island Mountain and Mosquito Creek Replacement Style);

5. Gold-bearing sulphide replacement mineralization hosted in fault-bounded calcareous siltstone units (Bonanza Ledge style).

Vein mineralogy is largely simple, composed predominantly of quartz and lesser iron carbonate gangue. Pyrite is the dominant sulphide mineral with vein content ranging from trace amounts to tens of percent. Pyrite content appears to have a direct association with gold content in the veins. Although galena and arsenopyrite can also occur in individual veins in amounts up to several percent, these minerals generally occur in trace amounts as does sphalerite, chalcopyrite, argentite and scheelite. Generally increasing amounts of galena and argentite are related to elevated silver values. At least two sulphide events are observed in veins: one early event inter-grown with quartz and a secondary event infilling pre-existing void spaces or vein margins. The bismuth-lead sulphosalt cosalite also occurs in isolated veins and appears to be associated with high-grade gold independent of pyrite content. Cosalite is only observed as intergrowths with quartz and its timing is considered early.

Replacement mineralization in calcareous sandstones varies from fine to coarse-grained pyrite with lesser arsenopyrite. Bonanza Ledge replacement mineralization, hosted in calcareous siltstone, consists entirely of fine-grained pyrite mineralized material. Sulphide content in replacement mineralized material types is generally high, ranging from 10% (replacing thin calcareous bands) to massive (replacing entire beds). The timing relationship for observed mineralization types is considered to be contemporaneous, with vertical veins acting as feeders for the fault fill veins, replacement horizons and earlier shear veins.

Large veins tend to exhibit a strong silica alteration halo with pyrite contents that range from several percent to massive. Farther from the large veins, the pyrite content drops to trace amounts with intense silicification. Most smaller veins have strong silica with trace pyrite proximal to vein margins; they rarely show the massive pyrite deposition exhibited in larger veins. A widespread moderate silica envelope with patchy but intense silica closer to the veins is observed within the vein corridors. More distal from the vein corridors, the intensity of silica alteration becomes weak, and sericite is the dominant alteration mineral with an iron carbonate halo outside of the sericite. Localized veins show argillic and chloritic alteration within the vertical axial planar veins.

Exploration

Barkerville's exploration team carried out exploration work on the Cariboo Project from May to December 2019. The program consisted of geological mapping and surface rock sampling, followed by interpretation and the preparation of an internal mapping report. Mapping and sampling efforts specifically targeted the northwest and southeast strike extensions of the known mineralization and defined resources in the Wells area, as well as a parallel trend at Mount Burns (Lightning Creek Trend).

Geological mapping

The principal aims of the 2019 regional mapping program were to expand the coverage of Barkerville 1:2,000-scale mapping within the prospective sandstone of the Barkerville Trend in an effort to delineate greenfield exploration targets and provide recommendations for the targeting methodology.

Mapping was carried out over 19 weeks during the late-May to early-October field season, with data interpretation spanning into December. The field component of the program consisted of detailed geological mapping and surface structural data collection carried out across approximately 2,900 ha within the Barkerville Trend, split between the Island Mountain and Proserpine prospects. The focus of late-season mapping shifted to the Lightning Creek trend, exposed at Mount Burns.

A total of 200 surface samples or various types (grab, select, panel, linear) were collected in 2019 across all mapping areas, as summarized in Table 4. The mapping and sampling confirmed the extension of the corridors and allowed Barkerville to develop drilling targets.

Table 4 - 2019 Cariboo Project surface rock samples

Prospect	Grab Samples	Select Mineralized Samples	Panel Samples	Linear Samples	Total Samples
Antler Creek	2	0	0	0	2
Mount Burns	4	8	0	0	12
Island Mtn	11	53	2	0	66
Proserpine Mtn	35	78	6	1	120
Total	52	139	8	1	200

Drilling

Barkerville is continuously drilling on the property and the drilling was still ongoing at the time of the report. The drilling performed from January to December 2019 was included in the Cariboo Technical Report and is defined as the "2019 Program" and the potential impact on the Cariboo Technical Report is presented below for the drilling completed to date. The objectives were to test new brownfields targets adjacent to known deposits, infill high-grade MSO stopes modelled from the PEA and currently classified as inferred, explore the depth potential of known deposits, and continue exploration on regional targets. Diamond drill core is the principal source of geological information for the Cariboo Project.

Drilling Methodology

The 2019 Program was performed by Hy-Tech Drilling Ltd, based in Smithers, British Columbia. Collar locations were determined using a Trimble DGPS.

Drills were lined up using a Reflex TN14 Gyrocompass or a Suunto compass. The downhole dip and azimuth were surveyed using a Reflex EZ-shot tool. Surveys started 10 m below the casing, and readings were taken at least every 30 m downhole. A reading was also taken at the bottom of the hole if the EOH depth was 15 m or more from the last test. A multi-shot survey was performed in exploration holes upon completion. Drilling contractors handled the instruments, and survey information was transcribed and provided in paper format to Barkerville geologists. Starting in January 2019, survey information was also copied from the instruments to USB drives and transferred into the Barkerville Database.

At the drill rig, the drill helpers placed core into core boxes and marked off every 3-m drill run using a labelled wooden block. Oriented core measurements were taken for all exploration holes, but stopped for most infill holes from July 2019 onward. The drill helpers were responsible for marking the core using a Reflex Act III tool. All holes were drilled in NQ diametre unless noted otherwise in this report.

Core Logging Procedures

The drill core was transported to Barkerville's facility in Wells where it was cleaned of drilling additives and mud, and the metres were marked before collecting the data.

Geotechnical data collection includes RQD at 1-m intervals. Magnetic susceptibility data were not collected because it was concluded that such data are not relevant to the deposit. Geotechnicians performed hardness testing on all core.

Downhole orientation lines were connected where possible, and orientation measurements recorded.

All data were recorded using Datamine DHLogger software. Sample intervals and pertinent information regarding lithology, mineralization and alteration were marked on the core.

After recording the sampling information, drill core samples were sawn in half, labelled, and bagged. The remaining drill core is stored onsite in a secured location for future reference. Numbered security tags were applied to lab shipments for chain of custody requirements. Samples were then shipped to the laboratory of ALS Minerals in North Vancouver, British Columbia, for analysis.

2019 Drilling Program

The 2019 Program focused on the Cow-Island-Barkerville Corridor, as well as Proserpine Mountain.

Barkerville drilled 92,297 m in 264 surface holes at an average recovery rate of 96%. A summary of the drilling program is presented in Table 5.

Table 5 - Summary of Barkerville's 2019 Program

Deposit / Prospect	Total metres	Number of Holes
BCV	3,744	24
BM	36,376	87
LZ	8,422	24
WC	1,572	4
CM	16,137	72
MC	8,259	15
SZ	12,032	26
WLO	3,079	6
PSP	2,676	6
Totals	92,297	264

The 2019 Program at Island Mountain focused on the Shaft Zone, Mosquito Creek and the Willow Regional Target, totaling 23,370 m in 47 holes.

The drilling conducted at Shaft Zone and Mosquito Creek continued the category conversion work and followed up on the results from 2018 to expand known mineralized vein corridors. The Shaft Zone (12,032 m, 26 holes) was explored and defined from surface to a maximum vertical depth of 750 m, while drilling at Mosquito Creek (8,259 m, 15 holes) targeted shallow modelled vein corridors to a maximum vertical depth of 370 m and replacement-style mineralized zones. Infill drilling on these two deposits was designed to intercept modelled vein corridors with a 25-m spacing at depth in order to convert inferred resources to indicated.

Drilling at the Willow prospect tested the 2017 gold-in-soil anomalies in the northwest area of Island Mountain and followed up on 2018 mapping recommendations. Two (2) stratigraphic holes were drilled at an azimuth of 225° followed by four (4) holes drilled at an azimuth between 120° and 130° to test surface anomalies, for a total of six (6) drill holes and 3,079 m.

The 2019 Program at Cow Mountain continued the category conversion work on known vein corridors (inferred to indicated) and explored the down-dip extent of selected targets. The targeted vein corridors were drilled from surface to a maximum vertical depth of 280 m with a 25-m intercept spacing at depth. A total of 16,137 m was drilled in 72 holes. No new holes were drilled on the Valley deposit during the 2019 Program.

The aim of the 2019 Program at Barkerville Mountain was to provide infill data on the BC Vein and to explore targets identified during the 2018 mapping program on the KL Zone, Williams Creek, and Lowhee Zone prospects. Historical drilling and surface geochemical data also contributed to the generation of these exploration targets.

BC Vein drilling, totaling 3,744 m in 23 holes, improved block model confidence and further delineated the deposit. Drilling at the three exploration prospects targeted mineralized vein corridors within the prospective sandstone unit analogous to those on the Cow and Island mountains. In total, 86 holes (36,250 m) were drilled on the KL prospect, four (4) holes (1,572 m) on the Williams Creek prospect, and 24 holes (8,422 m) on the Lowhee prospect.

At the Proserpine prospect, a single drill rig tested surface geochemical results and the down-dip extent of mineralization reported from historical workings. One (1) stratigraphic hole was drilled at an azimuth of 210°, followed by five (5) holes drilled at 120° azimuth to intersect the anomalies. Six (6) drill holes were completed for 2,676 m.

No geotechnical or metallurgical holes were drilled in 2019.

Full details on the 2019 Program can be found in the Cariboo Technical Report.

2020 Drilling Program

Parallel to the Cariboo Technical Report, which includes all drilling to the end of 2019, Barkerville drilled a total of 57,078 meters in 201 holes in 2020.  The 2020 Program again focuses on the Cow-Island-Barkerville Corridor. Barkerville has currently drilled 25,397.7 metres in 82 holes at an average recovery rate of 97% (as of September 28, 2020). A summary of the Drilling Program is presented in Table 6.

Table 6 - Summary of Barkerville's 2020 Program

DEPOSIT	NUMBER OF HOLES	METRES DRILLED
BC VEIN AND BONANZA LEDGE	3	560.60
LOWHEE ZONE	24	10,144.50
COW MOUNTAIN	48	12,596.05
VALLEY ZONE	56	17,558.85
SHAFT ZONE	15	3,909.00
MOSQUITO CREEK	50	9,392.40
PROSERPINE	5	2,917.40
TOTAL	201	57,078.80

The 2020 drilling has been focused in the Valley Zone to continue the category conversion work, expand known mineralized vein corridors, and follow up on results from the 2018 MRE. The targeted vein corridors are being drilled from surface to a maximum vertical depth of 825 m with a 25-m intercept spacing at depth. A total of 17,558.85m were drilled in 56 holes.

The 2020 Program at Cow Mountain continued the category conversion work on known vein corridors (inferred to indicated) and explored the down-dip extent of selected targets. The targeted vein corridors were drilled from surface to a maximum vertical depth of 350 m with a 25-m intercept spacing at depth. A total of 12,596.05 meters were drilled in 48 holes.

The aim of the 2020 Program at Barkerville Mountain was to provide infill data on the BC Vein and to further define the Lowhee Zone prospect.

BC Vein drilling, totaling 560.60 m in 3 holes, improved block model confidence and further delineated the deposit. Drilling at the Lowhee Zone targeted mineralized vein corridors within the prospective sandstone unit analogous to those on Cow and Island mountains. The targeted vein corridors were drilled from surface to a maximum vertical depth of 370 m with a 50-m intercept spacing at depth. A total of 10,144.50 m were drilled in 24 holes.

The 2020 Program at Island Mountain has so far consisted of 15 holes drilled at Shaft Zone for a total of 3,909 m. Further drilling at Shaft Zone is set to continue in the winter of 2020 and will continue the category conversion work.

Barkerville's 2020 Drilling Program was paused from March through June 2020 due to COVID-19.

The intersections were visually compared in 3D to the mineralized zones 3D solids and interpolated block grades of the 2020 MRE.

Overall, the visual inspection of the 2020 drilling results demonstrated that the thickness and the grade of the mineralized zones are in the same order of magnitude as the 2020 MRE. The 2020 drilling continues to confirm the geological and grade continuities that were demonstrated in the 2020 MRE.

For the purpose of the Cariboo Technical Report, InnovExplo is of the opinion that the gains and the losses would balance each other, and the resulting difference would not be material to the overall resource. According to the drilling results in the extension of the known mineralized zones and with the discovery of new zones, there is a potential to increase the mineral resources.

2021 Exploration activities

A total of 152,500 meters were drilled in 2021 on the Cariboo Gold Project as part of the exploration and category conversion drill program to support the ongoing technical work. The drilling commenced in January 2021 and was completed in October with up to 12 diamond drill rigs utilized during the campaign. By deposit, a total of 61,000 meters were drilled at Shaft, 50,000 meters at Valley, and 30,000 meters at Lowhee and 10,000 meters at Mosquito. An additional 1,500 meters were drilled at QR.  The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.1 g/t Au ("grams per metric tonne"). The cut off for Bonanza Ledge Deposit is 3.5 g/t Au. The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing advanced technical studies and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

Sample Preparation, Analyses and Security

The following paragraphs describe the sample preparation, analysis, and security procedures for all drill programs including in the current resource estimate. InnovExplo reviewed the QA/QC procedures and results.

Core Handling, Sampling and Security

Core handling, sampling, and security procedures are managed by Barkerville personnel. The procedures are described in detail below.

The drill core is placed into wooden core boxes at the drill site with the end of each drill run marked with a small wooden block displaying the depth of the hole. Box labels indicate the hole and box numbers. The boxes are racked and covered at the drill, secured with ratchet straps, and then transported daily from the drill site to Barkerville's core storage and logging facility by truck by the drilling contractor. The boxes are labelled in permanent marker with the hole and box number (e.g. GR-15-01 Bx 1). The secure core storage and logging facility is located in the town of Wells.

Upon receiving a load of core from the drill crew, the core is brought into the logging room. Metreage blocks are checked for errors, the core is oriented in the box and cleaned, and the metre-marks are drawn on the core before logging begins. The geological and geotechnical core logging data is collected with Datamine's DHLogger software.

The sample intervals are between 0.5 m and 1.5 m in length and do not cross geological contacts. A line is drawn with a pencil along the length of the core to indicate where the core will be sawn. Each sampling ticket is divided into three tags. One tag is stapled to the core box at the beginning of the interval to record the drill hole number and sample interval recorded. The second tag is placed in the sample bag, which is sent to the laboratory; this tag does not reference the drill hole or metreage. The last tag remains in the sample ticket book with the hole number and recorded interval. All samples are assigned a unique sample number.

After the core boxes with tags are photographed, the core boxes are moved to the cutting station. The core is cut lengthwise by diamond saw, with half the core submitted as the primary sample and the remaining half core retained in the core box for future reference.

The sample are individually bagged with the corresponding tag. The tag number is written on the bag and every bag is sealed. The bags are then placed on rice bags and the rice bags are sealed with numbered security tags for chain of custody requirements. If any tampering with security tags is suspected, the laboratory will communicate with Barkerville. Samples are transported to the ALS lab in Vancouver by Van Kam transport trucking service. The remaining drill core is subsequently stored on site at Barkerville's secure facility in Wells, British Columbia.

Laboratories Accreditation and Certification

The ISO and the International Electrotechnical Commission ("IEC") form the specialized system for worldwide standardization. ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories sets out the criteria for laboratories wishing to demonstrate that they are technically competent, operating an effective quality system, and able to generate technically valid calibration and test results. The standard forms the basis for the accreditation of competence of laboratories by accreditation bodies. ISO 9001 applies to management support, procedures, internal audits and corrective actions. It provides a framework for existing quality functions and procedures.

All the samples of the 2019 Program were submitted to the ALS Minerals laboratory in British Columbia. The ALS Minerals laboratory is ISO 9001 certified and accredited (ISO/IEC 17025) for the analytical methods used routinely on the samples from the Cow, Island and Barkerville Mountains. The ALS Minerals facility is a commercial laboratory independent of Barkerville and has no interest in the Cariboo Project.

Sample Preparation and Assay

Sample Preparation

  Samples are sorted and logged into the ALS Minerals LIMS program.
  Samples are dried and weighed.
  Samples are crushed to +70% passing 2 mm (CRU-31).
  The crushed sample split of up to 500 g is pulverized to +85% passing 75 μm screen (PUL 32m).
  Samples containing visible gold or cosalite mineralization are assayed by metallic screen method; a crushed sample split of 1,000 g is pulverized (method PUL-32) to pass 100 μm (Tyler 150 mesh) stainless steel screen to separate the oversize fractions (method SCR-21).

Gold Assaying

  A 50-g pulp aliquot is analyzed by Au-AA26: fire assay followed by aqua regia digestion (HNO3‐HCl) with an ASS.
  When assay results are higher than 100 g/t Au, a second 50-g pulp aliquot is analysed by Au-GRA22: fire assay, parting with nitric acid (HNO3) with a gravimetric finish.

  All samples containing visible gold or cosalite mineralization are assayed by the metallic screen method (method Au-SCR21). At the request of Barkerville, any sample exceeding 100 g/t Au (Au-AA26) is rerun with the screen method following the procedure below.
  For visible gold assays or cosalite mineralization, the +100 μm fraction (Au+) is analyzed in its entirety by FA with gravimetric finish. The 100 μm fraction (minus) is homogenized and two (2) subsamples are analyzed by FA with atomic absorption spectroscopy (Au-AA25) or gravimetric finish (Au-GRA21). The average of the two (2) minus fraction subsamples are taken and reported as the Au- fraction result. The gold content is then determined by the weighted average of the Au+ and Au- fractions.

Multi-element Assaying

  Some samples are analyzed by trace-level multi-element method ME‐MS61: a 0.25-g aliquot is digested by four-acid digestion (HNO3‐HClO4‐HF‐HCl) and HCl leach (method GEO-4A01) and analyzed by inductively coupled plasma atomic emission spectroscopy; an analytical technique used for the detection of chemical elements.
  Following this analysis, the results are reviewed for high concentrations of bismuth, mercury, molybdenum, silver and tungsten and diluted accordingly.

Samples meeting these criteria are then analyzed by ICP-MS. Results are corrected for spectral interelement interferences.

Specific Gravity Measurements

  Before crushing and pulverizing, the specific gravity of selected samples is determined by the bulk sample method (water displacement, OA GRA08).

Quality Assurance and Quality Control

A total of 84,039 samples (including QA/QC samples) were assayed during 2019 for the 2020 MRE. The 2019 QA/QC program included a routine insertion of standards and blanks. Barkerville included one (1) standard in every 20 samples and one (1) blank in every 40 samples. The 2019 QA/QC program did not include field or coarse reject duplicates.

Accuracy is monitored by adding standards at the rate of one CRM for every 20 samples. A total of 4,202 standards were analyzed during the 2019 Program, for an insertion rate of 5.0%. Eight different CRMs from mineralized material Research and Exploration Pty Ltd (ore assay standards were used). The average CRM results are all within ±1.5% of the expected values. Most assays were within ±3 standard deviations of the accepted value.

In 2019, 2,101 blanks were submitted to ALS Minerals with the core samples. All the blanks analyzed at ALS Minerals, except for the one high failure, assayed less than or equal to 0.1 g/t Au, which is 10 times the detection limit of 0.01 g/t Au, and are thus considered acceptable.

Conclusions

A total of 256 holes were drilled in 2019 on the Cariboo Project. InnovExplo is of the opinion that the sample preparation, analysis, QA/QC and security protocols used for the Cariboo Project follow generally accepted industry standards, and that the data is valid.

Data Verification

InnovExplo's data verification included the diamond drill hole databases used for the Cariboo Technical Report, as well as the review and validation of the geological models of each deposits, and the review of information on mined-out areas and the data for selected drill holes (assays, QA/QC program, downhole surveys, lithologies, alteration and structures).

The QPs also reviewed and validated the resource estimation process followed by Barkerville and Talisker Exploration Services Inc., including all parametres, geological interpretation, basic statistics, variography, interpolation parametres, block model construction, scripts that run the model, volumetric report, and the validation process.

Historical work subject to verification consisted of the holes used for the 2019 MRE. Basic cross-check routines were performed between the current Barkerville Databases and the previously validated database for the 2019 MRE.

InnovExplo was granted access to the assay certificates for all holes in the 2019 drilling programs. Assays were verified for 5% of the drill holes. No discrepancies were found.

Barkerville Drill Hole Collar and Downhole Surveys

The 2019 surface drill hole collars in the resource area were surveyed using a Trimble DGPS unit. InnovExplo 2019 verifications included a visit to an active drill site.

Downhole surveys (single shot and multi shots) were conducted on the majority of surface holes. The Reflex survey information was verified for 5% of the holes from the latest drilling programs. No discrepancies were found.

Assays

The author had access to the assay certificates for all historical and current holes in the Barkerville Databases. All assays were verified for selected drill holes from the latest drilling program, i.e., 5% of the 2019 drilling program. The assays recorded in the databases were compared to the original certificates from ALS Minerals (North Vancouver, British Columbia). The electronic transfer of the laboratory results via e-mail, followed by the electronic transfer directly into the databases by Barkerville staff, allowed for immediate error detection and prevented any typing errors.

No errors or discrepancies were found. The final databases are considered to be of good overall quality. InnovExplo considers the Barkerville Databases to be valid and reliable.

Discussions and reviews with Barkerville personnel during video conferencing convinced the author that the protocols and the QA/QC program in place are adequate.

Mined-out Voids

No underground activities were carried out in 2019. The 2019 voids model for Bonanza Ledge (all types of historical underground workings combined; see below) remains current and was used for the Cariboo Technical Report.

For the Cow, Valley, Shaft, Mosquito, KL, Lowhee and BC Vein & Splays deposits, the drilling program continues to intercept undocumented voids. To reduce the associated risk, a spherical buffer with a 10-m radius was applied around the intercepts to represent a potential stope of 20 m in diametre. These "buffer voids" were used to deplete the final resource estimate.

The voids are a combination of the historical underground workings (stopes, drifts and shafts) of the Cariboo Gold Quartz Mine (Cow Mountain), the Aurum and Mosquito Creek mines (Island Mountain), and the Barkerville Mountain Mine (Barkerville Mountain).

InnovExplo considers the level of detail in the void triangulation to be of good quality and reliable, despite some uncertainty related to previously undocumented voids.

Barkerville Logging, Sampling and Assaying Procedures

InnovExplo reviewed several sections of the mineralized core by comparing core photographs, drill logs and the database.

Mineral Processing and Metallurgical Testing

Sample Selection and Compositing

In 2019, BBA, Osisko and Barkerville developed a metallurgical testwork program to characterize the behaviour of mineralized material from the Cariboo Project during mineral processing and extraction. It included composite samples composed of NQ diamond drill core obtained from the Shaft, Cow, Valley and Mosquito zones during the 2016, 2017 and 2018 drilling programs. The results were presented in the 2019 PEA.

The metallurgical testwork program was developed by BBA, Osisko Gold Royalties and BGM in order to characterize Cariboo Gold mineralized material behaviour to mineral processing and extraction processes. It included composite samples from four zones; Shaft, Cow, Valley and Mosquito. The material for the composites was obtained from NQ drill core intervals from the diamond drill core of the drilling campaigns performed by BGM in 2016, 2017 and 2018.

The testwork program was designed to determine the mineralized material response to a preconcentration process and subsequently to the QR Mill process.

The selected mineralized intervals for the LOM composite included wall rock/shoulder samples from quartered NQ drill core and were separated on site into two size fractions: (-60 mm/+10 mm) sized material sent to Steinert in Kentucky, USA for mineral sorting testwork; and (-25 mm) sized material sent to SGS Burnaby, British Columbia, for compositing for metallurgical testwork.

A single composite of fines (-25 mm) fraction was prepared at SGS by blending the material from each zone to represent the expected LOM distribution. The testwork for the fines (-25 mm) fraction involved mineralized material characterization, grindability, gravity and flotation. Mineral sorting pre-concentration products received from Steinert were also blended to create composites, representing the expected LOM distribution and individual mineralized zones. Cyanide leaching response of pre-concentrates from both the mineral sorting and flotation samples were tested individually. A bulk sample representing the QR Mill feed blend of mineral sorter concentrate and flotation concentrate was prepared for leach optimization.

Drill core intervals for variability composites that represented Gold grade variation of each mineralized zone were selected by BGM, Osisko and BBA and sent to SGS for a second metallurgical testwork campaign. The material received for the variability testwork program was 1,243 kg from Shaft Zone, 728 kg from Cow Zone and 180 kg from Valley Zone (Table 13-2). The drill core intervals received were crushed to -35 mm and screened. The coarse fraction (-35+10 mm) of the material was sent to Steinert for mineral sorting testwork. (-10 mm) sized material was kept at SGS for metallurgical testwork. Mineral sorting products received back from Steinert were assayed and prepared for metallurgical testwork at SGS.

Comminution Testwork

Samples were submitted to crusher work index, Bond ball mill work index and abrasion index testing at SGS.

Mineral Sorting Testwork

Mineral sorting testwork was conducted at Steinert facilities in Kentucky, USA, in August 2018. The initial testwork program focused on 1,264 kg of drill core material, from all four deposits, crushed to -60 mm/+10 mm. The mineral sorting products of two samples from Shaft Zone and Cow Zone were recombined to reproduce the previously tested -60 mm/+10 mm feed, crushed to -35 mm/+10 mm and sent back to Steinert for mineral sorting.

The second mineral sorting testwork program involved the variability samples from three mineralized deposits. Ten variability samples sized -35 mm/+10 mm were mineral sorted at Steinert in January 2019.

Once the mineral sorting tests were completed, the mineral sorting products were sent to SGS for analysis along with the -8 mm fines generated during mineral sorting due to sample handling.

Flotation Testwork

Kinetic flotation tests were conducted on samples: fine fraction gravity tails, fine fraction of whole rock composites, OSC, and blend of mineral sorter concentrate with fines.

The gravity tails composites were produced from bulk gravity concentration tests, while the whole rock samples consisted of the -25 mm fines. The effect of grind size on flotation performance at target P80 values of 200, 150 and 100 microns was tested on these samples. Whole rock variability composites (SZ1, SZ2, SZ3 and SZ4) were tested at two target P80 values of 200 and 400 microns.

Mineral sorting concentrate of CZ and SZ variability samples were tested at 100 and 200 microns. The same mineral sorter concentrate samples were blended with their generated fines and tested at 100 and 200 microns.

Gravity Concentration

Gravity concentration tests were performed on the blend of mineral sorter concentrate and flotation concentrate prior to leach tests. The samples were first subjected to gravity concentration using a lab scale Knelson concentrator and further concentrated with Mozley table. The average gold recovery was 28.1%.

Leaching Testwork

A leaching program was conducted and included flotation rougher concentrates, OSC and blended flotation/mineral sorter concentrates at 70:30, 50:50 and 30:70 of fines-to-coarse ratios. The fines-to-coarse proportion for operations has not yet been established, the testwork program was designed to cover a range of scenarios. The samples were prepared to a pulp density of 45% (w/w) solids, with the exception of the flotation rougher concentrate leach tests that were run at 35% (w/w) solids. All leaching tests were conducted at a target pH of 11 to 11.5 and dissolved oxygen levels of 6 ppm to 8 ppm.

Fines flotation concentrate, mineral sorter concentrate flotation concentrate and mineral sorter concentrate of variability composites were blended in proportions, which would represent the preconcentrate production and leached at 45 and 75 microns with and without pre-treatment.

Cyanide Destruction Testwork

Cyanide destruction testwork was performed on a bulk gravity tailings sample of the 50:50 (fines to coarse ratio) blend of flotation concentrate and mineral sorter concentrate at Cyanco following cyanidation. To reduce the reagent consumption rates, a pre-aeration step added to leaching ahead of cyanide destruction. The addition of the pre-aeration step reduced the cyanide consumption and the amount of total cyanide in leach tails by reducing the formation of stable metal cyanide complexes, which were suspected to be cyanide consumers, and as a result reduced the detox reagent consumption rates. Targeted cyanide levels were successfully achieved with both conditions.

Thickening, Filtration and Rheology Testwork

Three samples were sent to Pocock Industrial in Salt Lake City, Utah for thickening, filtration and rheology testing; these included flotation tailings, pre-leach thickener feed and detoxed tailings.

All three samples were submitted to flocculant screening tests to identify the best reagent for flocculation of solids to promote rapid settling and reducing suspended solids concentration in overflow. The screening tests also provided an indication of the required reagent dosing. The selected flocculant for all three samples was a high molecular weight, 10% charge anionic polyacrylamide.

Once an appropriate flocculant was selected, static settling tests were conducted to provide an estimate of the optimized operating parametres, including feed slurry density and flocculant dosing, for dynamic testing. The recommended flocculant dosing for dynamic testing ranged between 24 g/t and 36 g/t.

Dynamic thickening tests were performed on each material to determine the recommended maximum hydraulic design basis for high rate thickener design. Expected underflow solids concentrations and overflow suspended solids concentrations were also determined in testing.

Pre-Concentration Recovery and Mass Pull Projection

The average recovery and mass pull results presented in this section were for the preconcentrate blends prepared for the testwork program. The blends were prepared using a fixed proportion of each mineralized zone considering the preliminary mine plan at the time. Annual recovery projections are expected to differ from the average testwork results according to the final mine plan proportions of mineralized zones. The average gold recovery and mass pull results from the testwork performed are summarized in Table 7. The projected pre-concentrate transferred to the QR Mill is 21.2% of the Mine site feed mass and the overall gold recovery is 92.2%.

Table 7 - Average gold recovery and mass pull for each process step

Process step	Average stage mass recovery (%)	Average gold stage recovery (%)
Crushing circuit fines	30.0	36.0
Crushing circuit coarse	70.0	64.0
Flotation concentrate	20.0	98.9
Coarse mineral sorting concentrate	42.6	93.9
Pre-concentrate (QR feed)	21.2	95.3
Gravity	NA	28.1
Leaching of pre-concentrate	NA	95.5
Overall Au Recovery		92.2

Mineral Resource Estimate

The Cariboo Technical Report encompasses updated resources for the deposits of Cow Mountain (Cow), Island Mountain (Shaft and Mosquito), and Barkerville Mountain (BC Vein (including the BC Vein Splays), KL and Lowhee). The updates were prepared by Talisker Exploration Services Inc., and reviewed and validated by InnovExplo, using all available information. No changes are reported for the Valley (Cow Mountain) and the Bonanza Ledge (Barkerville Mountain) deposits.

The 2020 MRE relied on information from the 2019 exploration program. The effective date of the 2020 MRE is April 28, 2020.

Methodology

The 2020 MRE covers all the deposits in the Cow-Island-Barkerville Mountain Corridor. The resource area for the Cow/Island segment covers a strike length of 3.7 km and a width of approximately 700 m, down to a vertical depth of 600 m below surface. The estimate for the Barkerville segment covers a strike length of 3 km and a width of approximately 700 m, down to a vertical depth of 500 m below surface.

The models for the Cow, Valley, Shaft, Mosquito, BC Vein, KL and Lowhee deposits were prepared using LeapFrog GEO v.5.0.4. and Datamine. Leapfrog GEO v.5.0.4. was used for the modelling, which included the construction of 334 mineralized solids: 101 for Cow; 39 for Valley; 74 for Shaft; 50 for Mosquito; 6 for BC Vein and five BC Vein splays; 40 for KL; and 24 for Lowhee. Datamine was used for the estimation, which consisted of 3D block modelling and the ordinary kriging interpolation method. Statistical studies, capping and variography were completed using Datamine, GSLIB and Excel. Capping and validations were carried out in Datamine and Microsoft Excel.

The Bonanza Ledge model was prepared using GEOVIA GEMS software v.6.7. Such software was used for the modelling, which included the construction of one (1) mineralized solid, and for the estimation, which consisted of 3D block modelling and ordinary kriging interpolation. Statistical studies and variography were done using Snowden Supervisor v.8.6 software. Capping and several validations were carried out in Microsoft Excel and Snowden Supervisor v.8.6 software.

The main steps in the methodology were as follows:

  Compile and validate the diamond drill hole databases used for mineral resource estimation;
  Validate the geological model and interpretation of the mineralized zones based on lithological and structural information, historical underground mapping and general orientation of stopes, and metal content;
  Validate the drill hole intercepts database, compositing database and capping values, for the purposes of geostatistical analysis and variography;
  Validate the block models and grade interpolation;
  Revise the classification criteria and validate the clipping areas for mineral resource classification;
  Assess the resources with "reasonable prospects for economic extraction" and select appropriate cut-off grades; and
  Generate a mineral resource statement.

Drill Hole Database

Four (4) diamond drill hole databases cover the Cariboo Project: Cow Mountain (Cow and Valley deposits), Island Mountain (Shaft and Mosquito deposits), Barkerville Mountain (BC Vein, KL, and Lowhee deposits), and Bonanza Ledge. The Cow Mountain database contains 1,259 validated drill holes. The Island Mountain database contains 1,321 validated drill holes. The Barkerville Mountain database contains 535 validated surface DDH. The Bonanza Ledge database contains 213 validated holes.

All databases include lithological, alteration and structural descriptions taken from drill core logs. Oriented core data have been available since the 2016 Program. The databases cover the strike length of each resource area at variable drill spacings, ranging from 10 to 60 m for the Cow, Island and Barkerville mountains deposits, and from 5-15 m for the Bonanza Ledge deposit.

In addition to the tables of raw data, each database includes several tables of calculated drill hole composites and wireframe solid intersections, which are required for the statistical evaluation and resource block modelling.

Geological Model

Barkerville updated the 2020 geological models for the Cow, Valley, Shaft, Mosquito, and BC Vein deposits using historical data, the data from the 2015-2018 drilling programs, and new holes from the 2019 drilling program. Barkerville also modelled two additional deposits, KL and Lowhee, using the new 2019 DDH data. The Bonanza Ledge geological model was reviewed and validated by the QPs. No new data have been acquired at Bonanza Ledge since the technical report of Brousseau et al. (2017).

A total of 335 geological solids were created and/or updated for all the deposits.

The Cow, Valley, Shaft, Mosquito, Lowhee, and KL geological models consist of 328 mineralized solids representing axial planar veins. All geological solids were modelled in Leapfrog GEO v.5.0.4. The solids were designed with a minimum thickness of 2 m and based on a cut-off grade of 1.0 g/t Au. The solids veins extend to a radius of up to 50 m from the last selected intercept or are fixed at the mid-distance of an intercept that does not meet the minimum grade criterion. The solids were snapped to drill holes. The solids were created from the axial planar structural data using 3-g/t indicator interpolants.

The geological model for the BC Vein includes one (1) sheared solid representing the mineralized layer parallel vein, along with five (5) solids representing mineralized layer parallel splays. The solids were modelled in Leapfrog GEO v.5.0.4. The BC Vein and splays were modelled from geological logs and grade intervals. The BC Vein was designed with a minimum thickness of 2 m, controlled by the hanging and footwall of the shear, and was based on a cut-off grade of 1.0 g/t Au. Geological contacts were given precedent over grade. The splays were designed with a minimum thickness of 2 m and were based on a cut-off grade of 1.0 g/t Au. All solids were snapped to drill holes.

A geological structural contact was modelled between the BC Vein and the KL deposits. The surface is a major lithological contact between the brittle sandstone, which hosts the KL Axial Planar veins, and the more ductile carbonaceous mudstones and siltstones that host the BC Vein shear and layer parallel veins. This contact was used as a hard boundary to limit the extent of the mineralized geological models.

In 2017, InnovExplo created one (1) solid for the Bonanza Ledge deposit. Construction lines were created on cross-sections spaced 5 to 25 m apart, which were snapped to drill hole intercepts. The solid was inspired by a sulphide shell defined in Brousseau et al. (2017) using a threshold of 3% pyrite and clipped to the Footwall Fault to the southwest, which was modelled from drill hole logs. The authors reviewed and validated the 2017 model and concluded that the model remains accurate for the 2020 MRE update.

Two surfaces were created for each deposit to define the topography and the overburden/bedrock contact. The topography was created using LIDAR data from 2016, except for Bonanza Ledge, which used LIDAR data from 2000 (before the test pit was excavated at the Bonanza Ledge Mine). The overburden-bedrock contact was modelled using logged overburden intervals. A waste solid was also created for Bonanza Ledge corresponding to the block model limits.

Mineral Resource Estimate

The author has classified the resource in the Cariboo Technical Report as measured, indicated, and inferred mineral resources based on geological and grade continuity, data density, search ellipse criteria, drill hole density, and interpolation parametres. The author is of the opinion that the reasonable prospect for an eventual economic extraction requirement is met by having a minimum width for the modelling of the mineralized zones and with a cut-off grade that using reasonable input, both for a potential underground extraction scenario.

The Cariboo Technical Report is considered to be reliable and based on quality data and geological knowledge. The mineral resource estimate follow CIM Definition Standards.

InnovExplo is of the opinion that the current mineral resource estimate can be categorized as measured, indicated, and inferred mineral resources based on data density, search ellipse criteria, drill hole density, and interpolation parametres. InnovExplo considers the 2020 MRE to be reliable and based on quality data and geological understanding with parametres that follow CIM Definition Standards.

Table 8 displays the results of the 2020 MRE for the Cariboo Project at the official 2.1 g/t Au cut-off grade for all eight deposits: Cow, Valley, Shaft, Mosquito, KL, Lowhee, BC Vein and Bonanza Ledge.

Table 8 - 2020 Cariboo Project Mineral Resource Estimate at 2.1 g/t Au cut-off

Category	Deposit	Tonnes	Grade	Ounces
		('000)	('000)	('000)
Measured	Bonanza Ledge	240	5.10	39
Indicated	Bonanza Ledge	86	3.88	11
	BC Vein	1192	4.68	179
	KL	393	3.32	42
	Lowhee	381	3.72	46
	Mosquito	783	5.95	150
	Shaft	10889	4.70	1644
	Valley	1744	4.49	251
	Cow	5734	4.55	838
Total Indicated Resources		21,201	4.64	3,161
Inferred	BC Vein	472	3.94	60
	KL	1926	2.93	181
	Lowhee	1032	3.16	105
	Mosquito	1348	4.79	208
	Shaft	7913	4.25	1081
	Valley	5683	3.95	722
	Cow	3276	3.45	364
Total Measured and Indicated Resources		21,442	4.64	3,200
Total Inferred Resources		21,650	3.91	2,721

MRE Notes:

1. The independent and qualified persons for the mineral resource estimates, as defined by NI 43-101, are Christine Beausoleil, P.Geo., and Carl Pelletier, P.Geo. (InnovExplo Inc.). The effective date of the mineral resource estimate is October 5, 2020.

2. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

3. The mineral resource estimate follows CIM Definition Standards.

4. A total of 334 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one (1) gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the grade of the adjacent material when assayed or a value of zero when not assayed.

5. The estimate is reported for a potential underground scenario at cut-off grade of 2.1 g/t Au. The cut-off grades were calculated using a gold price of US$1,350 per ounce.

Interpretation and Conclusions

After conducting a detailed review of all pertinent information and completing the Cariboo Technical Report mandate, InnovExplo concludes the following:

  The results demonstrate the geological and grade continuities for all eight (8) gold deposits in the Cow-Island-Barkerville Mountain Corridor.

In an underground scenario, the Cariboo Project contains an estimated Measured Resource of 240,000 tonnes grading at 5.1 g/t Au for a total of 39,000 ounces of gold, and Indicated Resource of 21,201,000 tonnes grading at 4.6 g/t Au for a total of 3,161,000 ounces, and an Inferred Resource of 21,649,000 tonnes grading 3.9 g/t Au for a total of 2,721,000 ounces.

  The resource estimates for the Cow, Shaft, Mosquito, BC Vein & Splays deposits were updated using the 2019 drill results.

  Initial mineral resource estimates for the KL and Lowhee deposits used the 2019 drill results.

  No change is reported for the Valley and Bonanza Ledge deposits.

  Additional diamond drilling on multiple zones would likely increase the inferred resources and upgrade some of the inferred resources to indicated resources.

InnovExplo considers the Cariboo Technical Report to be reliable, thorough, based on quality data, reasonable hypotheses, and parametres compliant with NI 43 101 requirements and CIM Definition Standards.

Recommendations

InnovExplo recommends: continuing the exploration program (see below for details); updating the existing PEA for new mining scenarios at lower grades using data from the geotechnical, hydrogeological and metallurgical studies; continuing the permitting process for an underground bulk sample; conducting a feasibility study after obtaining said permits; continuing the community outreach program; and conducting a characterization study of the mining project environment in tandem with these other projects.

It is recommended that the exploration program consist of drilling (infill and exploration), geological mapping and grab sampling to test the extensions of known higher-grade vein corridors and to identify new targets.